Exhibit 99.12

Global Mineral Resource Services #603 – 131 East Third Street North Vancouver Canada V7L 0E3 — T 1 778 882 3761 E greg.mosher@gmrs.rocks W gmrs.rocks

Technical Report

Almaden Gold Property

GoldMining Inc.

Washington County, Idaho, USA

In accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators

Qualified Persons:

G. Mosher, P.Geo., M.Sc. Applied

GMRS Project 02-02-2020

Effective Date: 01 April 2020

Serving the mining industry

Almaden Gold Property
GoldMining Inc.

1	Summary

GoldMining Inc. (GMI) has acquired the Almaden gold property (Almaden or Property) in southwestern Idaho, USA, and has retained Global Mineral Resource Services (GMRS) to prepare an independent technical report documenting, amongst other items, an updated resource estimate for the Property compliant with National Instrument 43-101. This report is to support the resource estimate announced in the news release dated June 3, 2020 and for public disclosure of information on the Project as a result of its acquisition from Sailfish Royalty Corp. on March 3, 2020.

Almaden is a low-sulphidation epithermal gold deposit that was initially identified as a mercury deposit in 1936 and was exploited for mercury between 1939 and 1972. The Property was subsequently explored for its gold content starting in 1980 and in addition to geological mapping, geochemical and geophysical surveying, and several metallurgical bulk samples, the Property has been tested over a period of 32 years by 934 drillholes with an aggregate length of over 70,000 m.

The Property is located in Washington County, southwestern Idaho, approximately 20 kilometers (km) east of Weiser, the county seat of Washington County, and 120 km northwest of Boise, the state capital. The center of the Property is at approximately 116° 42.8’W longitude and 44° 14.3’N latitude and the Property extends along the crest and western slopes of Nutmeg Mountain.

The Property is approximately 1,724 hectares in area and is comprised of 210 federal unpatented lode mining claims, 12 patented claims, and 2 leases of private land. The claims and leases are located in Sections 28, 29, 32, and 33, T 11 N, R 3 W, and Sections 4 and 5, T 10 N, R 3 W, Boise Base and Meridian.

Exploration programs have been completed by several operators during the period 1980 to 2012 with drill programs summarized in Table 1.1.

Table 1.1 identifies the operators, their years of activity and the type of drilling they carried out on the Property.

Table 1.1     Almaden Historical Drilling by Year

Company	Year	Rotary	Reverse Circulation	Core	Total Meters
Homestake	1980-1981		36	6	2,448
Freeport	1983				1,495
Ican Resources	1985-1986	510			27,866
Western States	1986		3		274
Hycroft	1987		42		1,940
Ican Resources	1988			10	667
Amax	1991-1993		58	10	7,124
Ican Resources	1993-1994		51	5	3,499
Amax	1996-1997			10	538
Freegold	2006-2007		103	42	16,150
Terraco	2011			16	5,492
Terraco	2012			32	2,761
Total		510	293	131	70,254

The drill programs have delineated four tabular zones of epithermal gold mineralization: Main, North, Stinking Water and Cove Creek Zones. The Main Zone is constrained within a graben. North Zone mineralization was deposited on the eastern flank of the graben, approximately 600 m north of the Main Zone. The Stinking Water Zone is located 600 m west of the North Zone and is interpreted to be a slumped landslide portion of that zone. The Cove Creek Zone is located approximately 600 m south of the Main Zone and is inferred to be a slumped landslide continuation of the Main Zone.

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Almaden Gold Property
GoldMining Inc.

The characteristics of gold-mercury mineralization at Almaden are consistent with a low-sulfidation, epithermal, hot spring deposit type. Almaden mineralization is similar to occurrences and deposits of gold, silver, and mercury elsewhere in Nevada, Oregon, and Idaho, although Almaden is unusual for this deposit type because of the elevated presence of molybdenum.

The Property is underlain, from oldest to youngest, by Miocene-age basalt, Payette Formation sandstone and siltstone, and lacustrine sedimentary rocks of the Pliocene-age Idaho Group, all of which are exposed in an erosional window through the Weiser Basalt.

Most gold mineralization that has been identified within the Property to date occurs within a north-trending graben and most of the drilling has been concentrated within and peripheral to that graben. The graben is bounded on the east by the Main Fault and on the west by the B Fault and sedimentary units change in thickness and character across the bounding faults. Mineralization is associated with multi-phase hydrothermal brecciation and veining, strong silicification, acid alteration, and faulting. Much of the surface alteration is composed primarily of opaline silica and appears to be replacement of Payette Formation siltstone and sandstone. Mercury was introduced late in the hydrothermal events that deposited the gold.

There are four principal zones of mineralization. As the name implies, the Main Zone is the most significant in size and contained quantity of gold. Gold mineralization is hosted primarily in silicified Payette Formation sandstone that has been subjected to multiple phases of hydrothermal alteration, brecciation, and veining. Main Zone mineralization occurs over a north-south distance of approximately 1,200 m a width from 250 to 500 m, and a vertical thickness of up to 180 m, although most mineralization occurs within 60 m of surface. The North Zone underlies the narrow ridge crest at the north end of Nutmeg Mountain, approximately 600 meters northeast of the Main Zone. In the North Zone, gold occurs as an oval, north-trending, tabular body that is less than 60 m thick, approximately 335 m long (N-S) and 150 m wide. The Stinking Water Zone lies approximately 400 m west of the North Zone and 600 m north of the Main Zone (Figure 7.4). At Stinking Water, a large, tabular, northeast-trending oval shaped, highly-fractured slump block is covered by a veneer of silicified and veined boulders derived from the North Zone. Mineralization in the Stinking Water Zone is up to 60 m thick. The Cove Creek area is located 600 m southeast of, and approximately 170 m lower than, the Main Zone. Here, gold mineralization occurs in a nearly horizontal zone with a sharp upper contact and in association with oxidized opal, chalcedony, and quartz vein stockworks that are hosted by silicified, pyritized arkosic sandstone and chalcedonic sinter. The Cove Creek Zone has little to no surface expression.

Numerous metallurgical tests have been conducted on mineralization from the Property; most tests were designed with the expectation that gold would be recovered by heap leach processing.

This report contains a mineral resource estimate that was carried out using the assay data from the drill programs that were conducted between 1981 and 2012. The estimate was done by ordinary kriging on blocks that measured 20 feet east-west, 30 feet north-south and 10 feet vertically. The resultant block model was then constrained by a conceptual pit because most of the deposit occurs at and near surface. Base case for the estimate is taken at a cutoff grade of 0.3 grams / tonne gold. At that cutoff, the deposit is estimated to contain an Indicated resource of 43,470,000 tonnes with an average grade of 0.65 grams / tonne for 910,000 contained ounces of gold, and an Inferred resource of 9,150,000 tonnes with an average grade of 0.56 grams / tonne for 160,000 contained ounces.

GMRS concludes that technical risks with respect to the mineral resource estimate may include underestimation of gold grades because of loss of gold in faults and fractures. Equally however, those same faults and fractures may be sufficiently abundant that they could exert a negative effect on the estimated volume of rock, thereby leading to an overestimation of the tonnage of mineralized rock present. The economic viability of the deposit may be affected by metal recoveries. There are no known risk factors that may affect access, title, or the right or ability to perform work on the Property.

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Almaden Gold Property
GoldMining Inc.

In summary, the Almaden low-sulphidation epithermal deposit, which includes the Main, North, Stinking Water and Cove Creek Zones. GMRS is of the opinion, that the Almaden Property has enough merit to warrant further exploration expenditures and sufficiently advanced to undertake a Preliminary Economic Assessment (PEA). The deposit has been tested by relatively shallow drilling (average drill hole length of 75 m) with many of these holes ending in mineralization. Additionally, most of the drill holes were drilled vertically, which would not adequately test for high-angle or vertical fractures and faults that could potentially host high-grade feeder veins.

GMRS is recommending an exploration program to better define the outside limits of mineralization as well as to test for high-grade feeder veins that could potentially underlie the flat-lying mineralization outlined to date. A comprehensive metallurgical program that builds on the studies completed to date should be undertaken to determine the optimal processing method. This work along with an updated resource estimate incorporating the above drill results should then be incorporated into a scoping level PEA to determine if the project should be advanced further through a pre-feasibility and feasibility studies.

GMRS recommends a Two-Phase Program to advance the Almaden Project. The Phase One Program will consist of geophysics, alteration mapping and diamond drilling to define the limits of mineralization and to identify high-grade feeder-style mineralization that could potentially underly existing lower-grade near surface mineralization. The Phase One program is estimated to cost approximately C$2,060,290.

The Phase Two Program will consist of various metallurgical studies, modelling of ore types and oxidation states to complete an updated resource estimate and a Preliminary Economic Assessment (PEA). The Phase Two Program is estimated to cost approximately C$1,909,000.

The above programs are independent of each other and results from the Phase One Program do not affect the decision on whether to proceed with the Phase Two Program. However, results from the Phase One program could determine some of the input parameters for the Preliminary Economic Assessment.

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Almaden Gold Property
GoldMining Inc.

Contents

1	Summary			2

2	Introduction			9

3	Reliance on Other Experts			10

4	Property Description and Location			11
	4.1	Property Location		11
	4.2	Property Description		11
	4.3	Royalties Payable		12
	4.4	Environmental Liabilities		13
	4.5	Permits		13
	4.6	Risk Factors		13

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			14

6	History			15
	6.1	Geological Programs		15
	6.2	Geochemical Programs		18
	6.3	Geophysical Programs		19
	6.4	Historical Resource Estimates		19
	6.5	Historical Engineering Studies		21
	6.6	Production from the Property		21
	6.7	Current Status of the Property		21

7	Geological Setting and Mineralization			22
	7.1	Regional Geology		22
	7.3	Property Geology		24
		7.3.1	Stratigraphy	24
		7.3.2	Structure	26
		7.3.3	Alteration	28
		7.3.4	Mineralization	28

8	Deposit Types			31

9	Exploration			33

10	Drilling			34

11	Sample Preparation, Analyses and Security			38
	11.1	Sampling Methods		38
		11.1.1	Reverse Circulation and Rotary	38
		11.1.2	Core Drilling	38
		11.1.3	Bulk Sampling	39
	11.2	Sample Preparation, Analysis and Security		39
	11.3	Quality Control/Quality Assurance (“QA/QC”)		41
		11.3.1	Check Assays	41
		11.3.2	Standards and Blanks	42

12	Data Verification			44

13	Mineral Processing and Metallurgical Testing			45

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Almaden Gold Property
GoldMining Inc.

14	Mineral Resource Estimates		49
	14.1	Introduction	49
	14.2	Capping	49
	14.3	Composites	49
	14.4	Bulk Density	49
	14.5	Geological Interpretation	50
	14.6	Analysis of Spatial Continuity	52
	14.7	Block Model	53
	14.8	Interpolation Plan	53
	14.9	Reasonable Prospects of Eventual Economic Extraction	53
	14.10	Mineral Resource Classification	55
	14.11	Mineral Resource Tabulation	56
	14.12	Block Model Validation	56
	14.13	Comparison With Previous Estimates	58

15	Mineral Reserve Estimates		59

16	Mining Methods		60

17	Recovery Methods		61

18	Project Infrastructure		62

19	Market Studies and Contracts		63

20	Environmental Studies, Permitting and Social or Community Impact		64

21	Capital and Operating Costs		65

22	Economic Analysis		66

23	Adjacent Properties		67

24	Other Relevant Data and Information		68

25	Interpretation and Conclusions		69

26	Recommendations		71
	26.1	Phase One Program – Drill Program to identify potential high-grade feeder mineralization	71
	26.2	Phase Two Program – Metallurgical Study and Preliminary Economic Assessment	72

27	References		73

28	Date and Signature Page		74

29	Certificate of Qualified Person		75

30	Appendix 1 Property Status		77

31	Appendix 2 Almaden Drillhole Locations		82

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Almaden Gold Property
GoldMining Inc.

Tables

Table 1.1	Almaden Historical Drilling by Year	2
Table 6.1	Almaden Historical Drilling by Year	17
Table 6.2	Almaden Historical Mineral Resource Estimates[1]	20
Table 10.1	Almaden Drilling by Operator	34
Table 10.2	Almaden Gold Assay Descriptive Statistics	36
Table 10.3	Almaden Drill Samples by Operator and Drilling Method	36
Table 11.1	Freegold Standard Reference Material Specifications	42
Table 11.2	Terraco Standard Reference Material Specifications	42
Table 12.1	Almaden Check Assays	44
Table 13.1	Almaden Mineral Processing and Metallurgical Testing	45
Table 14.1	Almaden Lithological Units and Average Gold Content	50
Table 14.2	Almaden Variogram Parameters	52
Table 14.3	Almaden Search Ellipse	52
Table 14.4	Almaden Block Model Parameters	53
Table 14.5	Almaden Conceptual Pit Parameters	54
Table 14.6	Almaden Mineral Resource Estimate Classification Criteria	55
Table 14.7	Almaden Mineral Resource Estimate at 0.3 g/t Au Cutoff	56
Table 14.8	Almaden Current Resource Estimate Compared to MDA 2009 Estimate	58
Table 26.1	Phase One Program – Drill Budget to Identify Potential High-grade Feeder Mineralization	71
Table 26.2	Phase Two Program – Metallurgical Study and Preliminary Economic Study	72
Table 30.1	Almaden Property Land Status Summary	78
Table 30.2	Almaden Unpatented Claims	78

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Almaden Gold Property
GoldMining Inc.

Figures

Figure 4.1	Almaden Property Location	11
Figure 4.2	Almaden Property Claim Map	12
Figure 6.1	Almaden Soil Sampling Grid and Gold Anomalies	18
Figure 6.2	Almaden Property IP Resistivity Map	19
Figure 7.1	Almaden Property Location and Geological Provinces, Idaho	23
Figure 7.2	Almaden Property Location: Western Snake River Plain	24
Figure 7.3	Almaden Schematic Cross-Section	25
Figure 7.4	Almaden Faults and Grade-Thickness Gold Accumulations	27
Figure 7.5	Almaden Principal Zones of Gold Mineralization	29
Figure 10.1	Almaden Property Drillhole Plan by Type	35
Figure 10.2	Almaden Gold Assay Population By Operator and Drill Technique	37
Figure 11.1	Terraco Standard Reference Material Assays	43
Figure 14.1	Almaden Cumulative Probability Plot for Gold Assays (oz/st)	49
Figure 14.2	Almaden Gradeshell 0.001 Ounces per Short Ton	51
Figure 14.3	Almaden Variogram	52
Figure 14.4	Almaden Block Model	54
Figure 14.5	Almaden Mineral Resource by Classification	55
Figure 14.6	Almaden Swath Plots	57

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Almaden Gold Property
GoldMining Inc.

2	Introduction

GoldMining Inc. (GMI) has acquired the Almaden gold property (Almaden or Property) in southern Idaho, USA, and has retained Global Mineral Resource Services (GMRS) to prepare a technical report, compliant with National Instrument 43-101. This report is to support the resource estimate announced in the news release dated June 3, 2020 and for public disclosure of information on the Project as a result of its acquisition from Sailfish Royalty Corp. on March 3, 2020.

Almaden is a low-sulphidation epithermal gold deposit that was initially identified as a mercury deposit in 1936 and was exploited for mercury between 1939 and 1972. The Property was explored for its gold content starting in 1979 and in addition to geological mapping, geochemical and geophysical surveying, and several metallurgical bulk samples, the Property has been tested by 934 drillholes, with an aggregate length of approximately 70,000 meters.

In addition to a description of the deposit and its history of exploration, this report contains a mineral resource estimate of the gold content based upon data obtained from those drill campaigns. Information and data used in the preparation of this report were obtained from GMI and include drillhole collar locations, downhole survey data, assays and lithological descriptions as well as various supporting data. Additional information about regional geology was obtained from public domain sources. The data used is listed in Section 27 References, and where appropriate, within the report.

The author of this technical report inspected the Property on February 24, 2020 and February 25, 2020 for a period of 1.5 days.

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Almaden Gold Property
GoldMining Inc.

3	Reliance on Other Experts

GMRS has relied upon GMI for the legal description of the Property as well as terms of acquisition and the permits and other obligations that must be obtained or fulfilled in order for GMI to retain the Property and conduct any planned activities on the Property. As well, GMRS has relied upon GMI with respect to the identification and description of political, environmental and other risks with respect to the Property. GMRS is not qualified to and has not verified the data referenced above. All information was obtained from Mr. Garnet Dawson, CEO of GMI.

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Almaden Gold Property
GoldMining Inc.

4	Property Description and Location

4.1	Property Location

The Property is located in Washington County, southwestern Idaho, approximately 20 km east of Weiser, the county seat of Washington County, and 120 km northwest of Boise, the state capital, (Figure 4.1). The center of the Property is at approximately 116° 42.8’W longitude and 44° 14.3’N latitude and the Property extends along the crest and western slopes of Nutmeg Mountain.

Figure 4.1     Almaden Property Location

Source: GMRS 2020

4.2	Property Description

The Property is approximately 1,724 hectares in area and is comprised of 210 federal unpatented lode mining claims, 12 patented claims, and 2 leases of private land (Figure 4.2). Twelve patented claims are leased from Dean and Harold Davies and others and are approximately 97 ha in area (240 acres) in area (Dav Lease on Figure 4.12.)

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Almaden Gold Property
GoldMining Inc.

Figure 4.2     Almaden Property Claim Map

(Source Terraco, 2013)

Approximately 97 ha (240 acres) of private ground (16 ha / 40 acres of surface rights and 81 ha / 200 acres of surface and mineral rights) are leased from Frank R. Chrestesen and others (Chrestesen Lease Figure 4.2). Another 16 ha / 40 acres of surface and mineral rights are leased from Harold Davies and others. With the exception of this parcel, GMI does not hold any surface rights on the Property. Property status, including details regarding the unpatented claims, is summarized in Appendix 1.

The patented claim boundaries were surveyed by the Bureau of Land Management (BLM) in 2006. The unpatented claims have not been surveyed by a registered land or mineral surveyor, and there is no state or federal law or regulation requiring such surveying. Survey plats for all patented mining claims are open to public inspection at the BLM.

GMI owns indirectly through its subsidiary 100% of the 210 unpatented mining claim and has lease agreements with Davies and Chrestesen on the 12 patented mining claim and two leases of private land. Yearly costs to maintain the above lease agreements and unpatented mining claims is approximately US$70,000 per year.

4.3	Royalties Payable

The Property is subject to a production royalty of 4% Net Returns payable to Harold Davies and the other owners of the Davies Lease and a production royalty of 4% Net Returns payable to Frank R. Chrestesen and the other owners of the Chrestesen Lease. Annual payments for the Davies lease are US$24,000 and for the Chrestesen lease are US$3,360, which can be deducted from future production royalties.

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Almaden Gold Property
GoldMining Inc.

A royalty of 1% Net Smelter Return (“NSR”) is payable on the unpatented claims to Royal Gold, Inc. if the average price of gold is less than $425 per ounce and 2% if the average price of gold is equal to or greater than $425 per ounce. The same royalty applies to an area of interest outside of the current property boundaries that is comprised of the following area: Sections: 24, 25 and 36 – Township 11 North, Range 4 West; Sections: 1 and 12 – Township 10 North, Range 4 West; Sections: 19-22 and 27-34 – Township 11 North, Range 3 West; and Sections: 3-10, Township 10 North, Range 3 West, all relative to the Boise Meridian.

A 0.5% NSR royalty is held on the sale of all metallic elements from the Property by EXP2 LLC. A purchase agreement for 30% of the gold and silver produced on the Property is held by an affiliate company, EXP T1 Ltd.

4.4	Environmental Liabilities

On January 28, 2020, HDR Engineering Inc. (HDR), conducted an Environmental Site Assessment of the Property on behalf of GMI. HDR concluded that the Property is the site of former underground and open pit mining as well as processing of mercury and therefore, there is some surface disturbance, mine tailings, and remains of the processing plant, as well as roads and drill pads from prior mining and exploration. The abandoned open pits represent potential hazards because their walls are not barricaded, and the tailings may contain residual mercury that could leach into the groundwater. However, as the area is semi-arid, if leaching of mercury is occurring it must necessarily be at a low rate and the area into which any such leachate might migrate is a topographic depression that is remote from human habitation. The Idaho Department of Environmental Quality (IDEQ) inspected the Property in 2002 on behalf of the Environmental Protection Agency (EPA) and concluded that following the initial investigation, the contamination was not serious enough to require federal Superfund action or National Priorities List (NPL) consideration, and the remnants of the Idaho Almaden Mine operations are currently not a regulatory concern.

4.5	Permits

Exploration programs that are conducted on private lands do not require any permits. Drilling on BLM land is covered by BLM Case Number File IDI-35-690. A $500 bond was posted along with this authorization. Further drilling on the unpatented claims may require further permitting with the BLM.

4.6	Risk Factors

There are no known risk factors that may affect access, title, or the right or ability to perform work on the Property.

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Almaden Gold Property
GoldMining Inc.

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The town of Weiser is located approximately 120 kilometers (km) northwest of Boise and is linked to it by Interstate 84 and US Highway 95. From Weiser, access to the Property is by 20 km of well-maintained, paved county road (Cove Road) and then for three km on an all-season gravel road (South Crane Creek Road).

Summers in this area are hot and dry and winters are cold, with most of the annual precipitation as snow. Average annual precipitation is 33 centimeter (cm), with evaporation rates generally exceeding precipitation rates. The average January temperature is 2.5° Celsius (C), and the average high in July is 34°C. Exploration and mining can be conducted year-round.

Weiser, where the field office for the Property is located, has a population of about 5,400 and basic services and supplies can be obtained here. Ontario, Oregon, located about 55 km southwest of Almaden, has a population of about 11,000 and can provide most required supplies and services. Boise, approximately 120 km southeast of the Property, has a population of over 200,000, and is a regional transportation and commercial hub.

The closest high-voltage power transmission lines are 230-kilovolt lines that pass within 10 km of the Property and may be a possible source of electrical power for a future mining operation.

There are no surface sources of water on the Property and no water wells capable of supplying a mining operation have been drilled within or in the immediate vicinity of the Property. Two irrigation reservoirs located nine and eighteen km from Almaden, and the Weiser River, with a potential diversion site about five km from the Property, are the nearest sources of surface water. Options for obtaining water for a possible mining operation would be to purchase or lease and pipe surface water from these sources or possibly to locate sufficient groundwater on or near the Property. The ultimate source(s) of water would depend on the quantity required.

The Property has sufficient area to accommodate potential mining operations and infrastructure, including processing plant sites, as well as potential storage of tailings and disposal of waste, and heap leach pads. With the exception of 16 ha, GMI does not hold any surface rights on the Property and, in the event that a mining operation was contemplated, would have to acquire them.

Mining operations are common in this part of United States and it is reasonable to assume that appropriate mining personnel could be recruited from within Idaho or adjacent states.

The Property is located at and near the top of Nutmeg Mountain. Elevations on the Property range from 800 meters above sea level (masl) on the west side of the Property to 1,140 masl at the top of Nutmeg Mountain, with moderate to steep topography. Range grasses and scattered sagebrush comprise the limited vegetation.

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Almaden Gold Property
GoldMining Inc.

6	History

6.1	Geological Programs

Cinnabar was discovered on Nutmeg Mountain in 1936 by Harry Brown, a sheep herder and amateur mineralogist. Claims were staked in 1937 and exploration, by shallow shafts and drill holes, began in 1938. By 1939, Idaho Almaden Mines Co. had begun mercury production. From then until the mine closed in December 1942, 3,958 flasks of mercury were produced at a recovered grade of 6.27 pounds (lbs) per short ton (0.34%). Mercury mineralization at Almaden cropped out at the surface and was mined in a broad open cut which eventually reached a length of 80 metres (m) and a width of 40 m and a maximum depth of 9 m. Mining also extended underground to follow irregular zones too deep to mine by open cut. Although one shaft extended to 50 m in a fault, most of the workings were shallow. Other small, high-grade cinnabar occurrences were found on the northern crest of Nutmeg Mountain, but the Almaden Mine was the most extensively developed mercury occurrence in the area.

Rare Metals Corporation of America re-opened the Property in September 1955 and at full capacity, the mill processed approximately 175 short tons (160 tonnes) of ore per day. In 1957, the mine produced 2,200 flasks of mercury, but in 1959 the production rate began to decrease in response to the removal by the US government of the floor price of $225 per 76-pound (34.5-kilogram (kg)) flask. A temporary shutdown occurred in December 1961 when the price of mercury dropped to $183 per flask. Mining resumed in 1965 with mercury production reaching 100 flasks per month. Mining rates varied from 90 to 120 flasks per month until October 1968, when 81 flasks of mercury, valued at that time at over US$44,000, were stolen. The operation never recovered and closed in March 1972.

Between 1939 and 1972, the Idaho Almaden Mine produced approximately 22,600 flasks (779,000 kg) of mercury from a minimum of 506,600 short tons of ore. Mercury ore was processed onsite by crushing and retorting to collect the mercury vapours extracted from the crushed rock.

Although the presence of gold was known during the mercury mining operations, grades were considered too low (0.01 to 0.02 ounces per short ton (oz/sT)), to be of commercial interest besides which the recovery of gold was incompatible with the process used to recover mercury.

In 1979, Homestake Mining Limited (Homestake) leased the Davies and Chrestesen properties and staked the IA claims (See Appendix 1 Tables 1 and 2 for details on the Davies and Chrestesen Leases, and the IA unpatented mineral claims). Homestake explored the Property for two years and in 1981 drilled 19 reverse-circulation (RC) and six diamond drill core (core) holes. Four of the RC holes were angled at 60 degrees to the east or northeast; the rest were vertical.

Freeport Resources (Freeport) optioned the Property from Homestake in 1983 and drilled 17 vertical RC holes before dropping their option in 1984.

In 1985, Canu Resources Inc. (Canu) acquired control of the Property through a joint venture with Homestake and during 1985-1986, drilled 512 rotary holes. Data exists for 510 of these holes.

Most of these holes were drilled on a 50 by 75-foot (ft) (15 by 23 m) grid in the area now named the Main Zone and all were vertical. Canu merged with Ican Minerals (Ican), in 1986.

From 1986 to 1994, Western States Minerals Corp. (Western States), Hycroft Resources and Development (Hycroft), and Amax Gold Exploration Inc. (Amax) each worked on the Property through agreements with Ican.

Western States drilled three RC holes in 1986, but these holes are poorly documented and are not included the drillhole database. Hycroft drilled 42 RC holes in 1987 and in 1988, Ican drilled 10 core holes.

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Almaden Gold Property
GoldMining Inc.

Amax leased the property in March 1991 and staked an additional 114 lode claims. Amax drilled 58 RC and 10 core holes in the period 1991-1992, carried out detailed geologic mapping, compiled all previous drill-hole data, conducted cyanide-solubility tests on drill cuttings and core, and conducted 21 column-leach tests on drill core material. Longyear Drilling was the contractor for the core holes and used a Longyear 44 PQ wireline drill rig and drilled 2.5 inch (in) (6.35 cm) diameter core for the first four holes and 4 in(10 cm) diameter core for the final six holes. A track-mounted drill with 5 in (12.7 cm) diameter, 15 ft-long (4.57 m) rods was used for the RC drilling. The core holes and 37 of the RC holes were drilled at angles less than 90°, with depths ranging from 150 to 600 ft (46 to 183 m). Although drilling was moderately difficult because of open fractures and variable hardness, recovery was generally good.

Amax returned the Property to Ican in early 1994. Ican then drilled 39 RC holes (2,300 m / 7,547 ft) and five core holes for a total of 430 m (1,416 ft) in the Stinking Water Basin area, about 600 m north the Main Zone. Ican drilled an additional 12 RC holes totalling 766 m (2,514 ft) in the Cove Creek area, immediately south of the Main Zone. This drilling intersected mineralization in both areas.

Cambior USA, Inc. (Cambior) conducted an evaluation of the Property in 1995, which included five bottle-roll tests that were completed by McClelland Laboratories Inc. on drill cuttings from Ican’s 1994 drilling.

Freegold Ventures Ltd. (Freegold) optioned the Property in 1995 and by 2001, had acquired 100% interest in it as well as 100% of the shares of Ican and Canu. Freegold began metallurgical test work in 1995 with material from four bulk-sample pits within the Main and North Zones. In late 1996 and early 1997, Freegold collected three additional bulk samples and also conducted further metallurgical test work on pre-existing core samples. In late 1996, Freegold drilled ten, 10 cm diameter core holes to supply material for additional metallurgical testing. Boyles Brothers Drilling was the contractor for the ten core holes. These metallurgical tests are described in Section 13.0 of this report.

During 1995 and 1996, Freegold undertook geologic mapping and generated geologic cross sections based on that mapping and in 1997 retained Watts, Griffis and McOuat (WGM) to complete a feasibility study including a resource estimate (see Section 6.4 of this report).

No further exploration work was conducted on the Property from 1998 through 2004.

In December 2004, Freegold investigated the potential for the presence of bonanza-grade mineralization beneath the near-surface, tabular mineralization and, in late 2005, conducted a review of the 1997 WGM feasibility study and filed a National Instrument (NI) 43-101-compliant technical report, including a resource estimate (see Section 6.4 of this report).

In 2006, Freegold commenced RC and core drilling to increase the density of holes in areas that had been tested previously to expand the resource, and to provide additional material for metallurgical testing. Through the end of 2007, 145 RC and core holes were completed for a total of 16,150 m (52,985.5 ft). The first six holes completed in 2006 were large-diameter (PQ) core holes (2,990 ft / 911 m) drilled for metallurgical testing. All other core holes were HQ diameter.

Core drilling was conducted by Ruen Drilling, Inc. of Clark Fork, Idaho. Until early 2007, the drill used was a trailer-mounted Longyear Fly Model 70. Thereafter, a trailer-mounted CS 1000 was used. No significant drilling problems were encountered. The RC contractor was Diversified Drilling LLC of Missoula, Montana, who used a Foremost W-750 rig with a down-hole hammer, conventional interchange, and cyclone for sample recovery. Drill-hole diameter varied from 4.75 in. to 5.5 in.(12 to 14 cm). RC drilling was wet, as required by Idaho health and safety regulations, so water was injected into the holes until groundwater was reached. The groundwater level within the Main and North zones is at a depth of greater than 500 ft (150 m) so most holes terminated above the groundwater table and did not encounter any significant groundwater flows. In the Stinking Water area which is at elevations 600 ft to 700 ft (183 to 213 m) lower than the Main Zone, groundwater was encountered within 100 ft (30 m) of surface. Deeper drilling (>500 ft / 150 m) along the north side of the Main Zone encountered hot water with temperatures reaching up to 77° C. The extreme temperatures created both a safety hazard and a sampling problem resulting in three holes being abandoned.

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A major part of the 2006-2007 program was the drilling of three east-west fences of core holes across the Main Zone as all previous core had been consumed in metallurgical testing. Data obtained from the new core drilling was used to improve the interpretation of stratigraphy, structure and mineralization. The 2006-2007 drilling intersected gold mineralization at depths below those drilled by previous operators.

Freegold also began multi-element assaying for all sample intervals; prior operators had only assayed for gold. As a result, drill intercepts of molybdenum (Mo) mineralization grading up to 0.5% Mo were found in the North Zone and portions of the Main Zone. Drilling intersected a 1.5 m (five ft) interval of 1.3% Mo associated with weakly anomalous gold within a structural zone that is a potential feeder structure to the North Zone molybdenum mineralization.

In 2006, Freegold drilled, blasted and extracted approximately 40 tons of material from three surface pits in the Main and North zones for use in metallurgical testing and commissioned additional metallurgical work on core composites, as discussed in Section 16.0 of this report.

In 2009, Western Standard Metals Ltd. (Western Standard) acquired the Property from Freegold. Western Standard did no physical work on the Property.

In January 2011, Terraco Gold Corp. (Terraco) merged with Western Standard and drilled 16 core holes (5,492 m / 18,020 ft) to test for bonanza-style mineralization at depth beneath the Main Zone near-surface mineralization, as well as to test other near-surface targets. In 2012, Terraco drilled 28 HQ core holes for exploration purposes, and four P-diameter holes to acquire sample material for metallurgical testing. The 32 holes had a total length of 2,761m / 9,059 ft.

There are no down-hole survey data for any holes drilled prior to 2011 as most of the pre-2011 holes were reverse-circulation and rotary for which downhole surveying is not a normal practice, and most were less than 150 m in length so that deviations are not likely to have been significant.

Core recovery data are available for core holes SW-40 through SW-44 and all the core holes drilled in the 1996-1997, 2006-2007 and 2011-2012 drill campaigns. A review by Mine Development Associates (MDA) (2009) of recoveries up to the end of 2007 indicated average project-wide core recovery, as calculated from 3,328 recovery intervals, of 94%. Core recovery from the 2011 and 2012 drill campaigns was approximately 83% based on records from 36 core holes. Recoveries for those holes ranged from 71% to 95% and core loss was generally attributed to broken ground with the greatest core losses generally occurring near surface.

Table 6.1 is a chronological summary of drilling completed on the Property.

     Table 6.1     Almaden Historical Drilling by Year

Company	Year	Rotary	Reverse Circulation	Core	Total Meters
Homestake	1981		36	6	2,448
Freeport	1983				1,495
Ican Resources	1985-1986	510			27,866
Western States	1986		3		274
Hycroft	1987		42		1,940
Ican Resources	1988			10	667
Amax	1991-1993		58	10	7,124
Ican Resources	1993-1994		51	5	3,499
Amax	1996-1997			10	538
Freegold	2006-2007		103	42	16,150
Terraco	2011			16	5,492
Terraco	2012			32	2,761
Total		510	293	131	70,254

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6.2	Geochemical Programs

Freegold collected 1,250 soil samples at 25 m stations on 14 east-west lines spaced 200 m apart. This grid covered the main areas of known gold mineralization. No information from Freegold is available for this sampling program, but when Terraco acquired the Property they had the Freegold results interpreted by DIR Exploration Inc. (DIR) of Palisade, Colorado. DIR produced plans and profiles of eleven elements, including gold, silver, molybdenum, arsenic and mercury, for each of the sampling lines. The DIR interpretation suggested that gold mineralization extends beyond the Stinking Water Zone to the north and the Cove Creek Zone to the south of the main area of known gold mineralization and recommended that the sampling grid be expanded to evaluate those areas.

Terraco extended the grid as recommended and collected 1,714 more samples by adding lines, extending existing lines, and sampling the Cove Creek area in greater detail. These samples were analysed by ALS Global (ALS) for gold (Au-TL42, aqua regia digestion and ICP-MS finish) and for 41 additional elements by aqua regia digestion and ICP finish (MEMS 41). ALS geochemical laboratories are accredited to ISO/IEC17025:2017 for specific analytical procedures. The ALS quality program includes quality control steps through sample preparation and analysis, inter-laboratory test programs, and regular internal audits. This additional sampling confirmed the presence of gold in soil in the areas previously identified. The linear nature of these anomalies suggests a possible structural influence. Figure 6.1 shows the extent of both Freegold and Terraco soil sampling. The figure can be enlarged for clarity.

Figure 6.1     Almaden Soil Sampling Grid and Gold Anomalies

(Source: Terraco 2013)

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6.3	Geophysical Programs

The only documented geophysical surveying of the Property was done by Freegold who carried out a 100 m dipole induced polarization (IP) survey on 24 east-west lines spaced 200 m apart (Figure 6.2). Freegold did not generate any documentation for the survey, but Terraco had the data compiled by Zonge International of Tucson, Arizona and then interpreted by Abraham Emond of Salt Lake City, Utah. Mr. Emond generated a series of plans and sections.

Resistivity identified the main, highly siliceous areas of mineralization. The Stinking Water and Cove Creek Zones have very weak resistivity responses, probably because they are superficial slump deposits. Emond recommended the drill testing of a number of the resistivity anomalies and Terraco did subsequently drill some of these, although it is not known whether their selection of target areas for drill testing was guided by the geophysical responses. Note: Figure 6.2 can be enlarged for clarity.

Figure 6.2     Almaden Property IP Resistivity Map

(Source: Terraco 2011)

6.4	Historical Resource Estimates

There are seven known historical mineral resource estimates for the Property; these are summarized in Table 6.2. All except the last two estimates pre-date NI 43-101 reporting requirements, therefore the resource terminology is not consistent with CIM Best Practice guidelines. The estimates are of unknown reliability and are presented here only as historical information but are considered relevant because they demonstrate the similarity of interpretations and estimation outcomes over time.

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In 1986, Bechtel Inc. (Bechtel) calculated “geologic reserve” and “preliminary mineable reserve” estimates for Ican using a database that included the first 499 holes drilled at Almaden (predominantly rotary holes with limited RC and core drilling) with 17,764 assays from samples collected at 5 ft (1.5 m) intervals. The Bechtel estimate included three mineralized zones, the Main, North, and Nutmeg, and was based on ordinary kriging, a block model with a block sizes of 50 x 50 x 20 ft and a search ellipse with a radius of 200 ft. For the “preliminary mineable reserve” estimate, Bechtel developed a constraining pit using a gold price of $400/oz, 45% gold recovery, and mining, milling, and other costs of $3.75/sT, but did not include capital costs. Bechtel calculated that the break-even cutoff grade was about 0.02 oz/sT gold, at which cutoff they estimated “mineable reserves” of 12,452,000 tons at 0.034 oz/sT gold and a 0.55 stripping ratio.

    Table 6.2      Almaden Historical Mineral Resource Estimates1

Company	Year	Classification[2]	Cut-off	Short Tons	Grade	Ounces Au
			(Oz Au/Short Ton)		(Oz Au/ Short Ton)
Ican	1986	Geologic Reserve	0.010	38,472,000	0.024	923,328
(Bechtel)	1986	Mineable Reserve	0.010	16,232,000	0.030	486,960
Ican (Gray Assoc)	1988	Resource	0.010	43,676,000	0.021	917,196
Amax	1993	Resource	0.010	39,855,431	0.022	876,819
	1993	Mineable Resource	0.010	31,000,000	0.024	729,000
Ican	1994	Resource		45,800,000	0.023	1,058,000
	1997	Measured Geologic Resource	0.010	41,593,000	0.021	873,453
	1997	Indicated Geologic Resource	0.010	2,499,000	0.016	39,984
Freegold (WGM)	1997	Total Resource	0.010	44,092,000	0.020	881,840
	1997	Proven Reserve	0.010	37,903,000	0.021	795,963
	1997	Probable Reserve	0.010	1,657,000	0.016	26,512
	1997	Total Reserve	0.010	39,560,000	0.021	822,475
Freegold	2006	Indicated	0.011	24,778,000	0.021	520,338
(Freeman)	2006	Inferred	0.011	19,989,000	0.018	359,802
Freegold (MDA)	2009	Measured + Indicated	0.010	43,050,000	0.020	864,000
	2009	Inferred	0.009	5,270,000	0.016	84,000

Table Notes:

1The QP has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve and GMI is not treating the historical estimate as current mineral resource or mineral reserve.

2Classification designations in the historical estimates completed from 1986 to 1997 predate and do not conform to CIM Best Practice Guidelines for resource classification terminology.

In 1988, R. E. Gray & Associates calculated a resource estimate for Ican using the same data as Bechtel used. No information is available regarding the procedures used to arrive at this estimate, other than the search ellipse had a radius of 200 ft.

Amax completed a mineral inventory estimate in November 1992. This estimate used an updated database with additional drill data and a cross-sectional estimation method based on east-west sections spaced 100 ft apart. The estimate included “ore”, “waste” and “dilution”. The “ore” portion amounted to approximately 31 million short tons with an average grade of 0.0235 oz/sT.

In 1994, Ican completed an in-house an unclassified resource estimate of 1,058,000 contained ounces that included mineralization north (Stinking Water) and south (Cove Creek) of the main deposit area. No details of the estimation methodology or assumptions are available.

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In 1997, WGM prepared a feasibility study for Freegold including a reserve estimate that was based on the same drillhole information used by Amax for their 1992 resource estimate. The estimate utilized over 24,000 fire assays for gold from approximately 680 drillholes. WGM used inverse distance squared interpolation within a 0.01 oz/sT gold grade shell and a search ellipse of 300ft. The block model estimate was then constrained using a pit shell.

In 2006, J. D. Graham & Associates prepared a NI 43-101 technical report, including a mineral resource estimate, for Freegold. The resource estimate was based on the same drill-hole information and database used by Amax in 1993 and WGM in 1997 and used Surpac Vision® software. The model used was similar in orientation and block size to WGM’s model, with blocks measuring 40 ft by 40 ft in plan and 20 ft high. Grades were estimated using inverse distance interpolation. The search ellipse had a major axis of 170 ft, oriented at 337°, and the minor axis with a length of 142 ft. Gold assay values were not cut because of the low incidence of higher-grade values in the assay database. The Graham estimate used a density of 13ft3/ton and a resource cutoff of 0.011 oz/sT gold.

In 2009, MDA completed a NI 43-101 compliant resource estimate and technical report for Western Standard. The database contained 886 drill holes, 36,361 gold assays and 15,571 cyanide-soluble leach analyses. The database also contains 255 specific gravity measurements from Freegold 1996 and 2006-2007 drill core. Modelling was done on 50 ft-spaced, east-west oriented, cross-sections. Assays were capped and composited into 10 ft lengths. Blocks measured 25 ft north-south by 20 ft east-west by 20 ft vertical. The CN-ratio model contained three domains, defined primarily by drill sample cyanide-soluble leach extraction data and logged silicification and oxidation codes: low-extraction, from <10% to ~40% cyanide-soluble extraction; high-extraction from ~70% to 100% gold extraction; and between these two end-member groups, a mixed population with cyanide extraction values ranging from ~40% to ~70%. Gold grades were estimated into the block model by inverse-distance interpolation in two passes. Estimation criteria were defined by variograms as well as inferred geologic controls of the mineralization. Resource classification considered distance to the nearest sample, number of samples, geologic confidence, and mineral domain continuity. MDA used different cutoff grades for oxide, mixed and sulphide resources and classified the resource into measured, indicated and inferred categories.

NOTE: All of the information pertaining to the historical resource estimates described in Section 6.4 have been obtained from the 2009 MDA Technical Report prepared by Paul Tietz and Michael Gustin and dated December 8, 2009. GMI is not treating any of these historical resource estimates as current and the author has not determined what work would be required to verify or upgrade any of these estimates or if such verification or upgrading would be possible.

6.5	Historical Engineering Studies

In 1997, WGM prepared a feasibility study for Freegold. The WGM study envisioned an open-pit mine with cyanide-leach processing. The overall mineable zone was approximately 1,500 m (5,000 ft) long with a maximum width of 450 m (1,500 ft). Design plant throughput was 8,000,000 sT per year and mining of approximately 4,800,000 sT waste per year in addition to ore. No significant pre-stripping was required because of the near-surface nature of the mineralization. Project life was five years. WGM concluded that a minimum average gold recovery of 55% would be needed to make the project economically attractive, with an average recoverable gold grade of 0.013 oz/short ton and an average estimated recovery for the mineable reserve portion of the deposit of 63%. Estimated recovery was 526,800 ounces of gold.

6.6	Production from the Property

There has been no recorded gold production from the Property, but as noted at the beginning of this section, between 1939 and 1972, the Idaho Almaden Mine produced approximately 22,600 flasks (779,000 kg) of mercury from a minimum of 506,615 sT of ore.

6.7	Current Status of the Property

In August 2019, Terraco was acquired by Sailfish Royalty Corp. (Sailfish). In March 2020, GMI acquired the Almaden Property from Sailfish. There has been no physical work on the Property since 2012.

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7	Geological Setting and Mineralization

7.1	Regional Geology

The Almaden Property is located within the Basin and Range Geological Province of western United States, on the north-western margin of the Snake River Plain. The deposit is contained within sedimentary rocks of Miocene age that were deposited on accreted terrane of the Paleozoic to Mesozoic-age Blue Mountains. Most of the suture zone and accreted terranes in Idaho were subsequently covered by Columbia River basalt flows during Miocene time. The Property area is exposed in an embayment on the margin of the Columbia River basalts (Figure 7.1).

The Blue Mountains are comprised of three terranes, the Wallowa, Baker, and Olds Ferry, of Permian to Triassic age, that are comprised of fragments of oceanic island arcs, continental fringing arcs, and various subduction-related mélange that were amalgamated and underwent Late Triassic metamorphism and Triassic-Jurassic sedimentation before collision with the North American margin. Following suturing, deformation and intrusion continued as subduction was re-established. The Idaho batholith was intruded during the Late Cretaceous, east of the suture zone, followed by the extrusion of volcanic rocks (Challis magmatic event) during the Eocene.

Basin and Range extension began during the Miocene (~17 million years (Ma)) and has continued through to the present as a result of the cessation of compression and crustal thickening during the Cordilleran Orogeny. Prior to Basin and Range extension, the Pacific Plate was subducted beneath the North American Plate in a compressional regime that included about 200 million years of orthogonal compression. In Eocene time, plate interactions changed from orthogonal compression to oblique strike-slip (transform) along the San Andreas Fault system in California. When compressional forces ceased, the stressed continental crust of the North American Plate relaxed, isostatic rebound began, and extensional forces gave rise to the Basin and Range Province.

In Idaho, the Basin and Range Province is cross-cut by the Snake River Plain. Figure 7.1 shows the geological provinces in the State of Idaho, the extent of the Basin and Range Province in southern Idaho, and the extent of the Snake River Plain that cuts across the Basin and Range Province.

7.2     Local Geology

The Almaden Property is located within the western part of the Snake River Plain, which is divided into eastern and western portions that although contiguous, have different geological histories. The eastern part of the plain is a down warp that forms a low topographic corridor across the Basin and Range Province. The hotspot that currently resides beneath Yellowstone was crossed by the eastern Snake River Plain starting approximately 16 million years before present. As a consequence of its migration over the hotspot, the eastern Snake River Plain is underlain by silicic and mafic volcanic rocks with local interbeds of continental sediments, and by Quaternary-age basalt flows that cover approximately 95% of the surface. The tuffs at Yellowstone (0.6 to 2 Ma) represent the youngest pulse of silicic volcanic activity associated with the hotspot.

The western part of the Snake River Plain (WSRP) is a normal-fault bounded basin about 70 km wide and 300 km long, with relief due to both tilting toward the center of the basin and active normal fault systems. The rocks that occupy the western Snake River Plain are rhyolitic tuffs and ash flows of the Idavada Volcanic Group (15 to 11 Ma), and fluvial and lacustrine sediments, with interbedded basalt flows of the Idaho Group. Lake Idaho occupied the WSRP during the Pliocene epoch as the graben subsided in response to the hotspot migrating to the east. Displacement of these sedimentary and volcanic units where they outcrop is clearly visible in the field. Figure 7.2 shows the structural and tectonic setting of the western portion of the Snake River Plain with the location of the Property on the eastern margin of the WSRP graben.

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Figure 7.1     Almaden Property Location and Geological Provinces, Idaho

Source: GMRS 2020

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Figure 7.2     Almaden Property Location: Western Snake River Plain

Source GMRS 2020

7.3 Property Geology

7.3.1 Stratigraphy

The Property is underlain, from oldest to youngest, by Miocene-age basalt, Payette Formation sandstone and siltstone, and lacustrine sedimentary rocks of the Pliocene-age Idaho Group, all of which are exposed in an erosional window through the Weiser Basalt. Most gold mineralization that has been identified to date occurs within and peripheral to a north-trending graben. The graben is bounded on the east by the Main Fault and on the west by the B Fault, and sedimentary units change in thickness and character across the bounding faults (Figure 7.3).

The deepest unit encountered in drilling is the Cambridge unit of the Colombia River Basalt. The thickness of the Cambridge basalts In the Almaden area is unknown but a geothermal well drilled approximately 1.6 km north of Almaden penetrated approximately 2,000 m of basalt. Within the Property area, the basalts have been variably propylitically altered and locally contain pyrite in amounts ranging from <0.5% to 3%. The basalt is rarely silicified. Chalcopyrite and sphalerite were noted in the basalt in drillhole TAL-765C, but to date, no significant gold mineralization has been found in the basalt.

The Payette Formation, defined as sediments interbedded with Colombia River basalt flows, is comprised of arkosic sandstone with minor siltstone, and underlying claystone. The stratigraphically lowest unit of the Payette Formation that is exposed on the Property is grey, thin-bedded claystone that crops out in roadcuts west of the deposit and has been encountered in drillholes beneath the entire resource area. The claystone contains fine-grained disseminated pyrite but is otherwise unmineralized and often represents the lower limit of disseminated gold mineralization. The thickness of the claystone in the Property area is unknown as drilling to date has yet to pass completely through the unit.

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Figure 7.3     Almaden Schematic Cross-Section

WEST
EAST
"MAIN ZONE"
"NORTH ZONE"
Sinter
Hydrothermal Breccia
Sandstone
B FAULT
Sandstone
MAIN FAULT
Mudstone - Siltstone
Basalt
Basalt
Int. Intrusive??
Lithology
Sinter
Brecciated sinter
Arkosic SS
Mudstone -Siltstone
Basalt Flow
Intermediate Intrusive?
Schematic Cross Section
200
0
200
400
Meters

(Source: Terraco, 2012)

Arkosic sandstone overlies the claystone. This is the most extensive sedimentary unit within the Property and is the primary host for gold mineralization. This unit includes both arkose and tuffaceous arkose, with lesser inter-bedded conglomerate, siltstone, shale, and rhyolitic crystal tuff. The sandstone is grey, commonly coarse-grained, contains abundant grains of feldspar and other non-quartz materials, and is well-bedded and commonly cross-bedded. This unit can be up to 150 m thick within the graben but is generally 60 m to 120 m thick outside the graben. Bedding orientation indicates a shallow easterly dip (5 to 15 degrees). Minor local folding, commonly associated with fault movement and offset, is present. Within the area of mineralization, the sandstone is silicified and contains quartz stockworks, hydrothermal breccia, and argillic alteration. The banded, chalcedonic quartz veins up to 15 cm in width, show variable orientations, are discontinuous and irregular, and locally may be re-brecciated. Certain beds in this unit are completely altered to white clay, probably due to acid leaching.

Within the graben, a sub-horizontal chalcedonic debris-breccia unit unconformably overlies the arkosic sandstone. This unit is typically a dense, multi-lithologic, siliceous breccia that is characterized by angular to sub-angular fragments up to approximately 25cm in the longest dimension. Fragments commonly include opalite, silicified sandstone, siltstone, chalcedonic vein material, and sand-sized fragments of both clear and dark quartz. Finer-grained sedimentary rocks composed of similar lithologies are associated with the breccia. The breccia exhibits multiple episodes of veining, brecciation, and silicification and in some areas, sandstone is totally replaced by silica, with no original sedimentary textures remaining. Blocks of less-altered sandstone occur within the chalcedonic breccia. The breccia and associated sedimentary units are interpreted to have formed synchronously with hydrothermal activity and to have been shed off of the fault scarp formed by movement along the Main fault. Opal veins cut the silica breccia and are more common near the contact with the overlying sinter. The chalcedonic breccia is approximately 3 to 15m thick with the greatest thickness immediately west of the Main fault.

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A layer of sub-horizontal, opalized siltstone and sandstone and local sinter, caps the chalcedonic breccia and the arkosic sandstone and is exposed at surface in pits and excavations. This unit is the host of the mercury mineralization (cinnabar) that was exploited in the past. The opalized sandstone unit is characterized by light grey to white, thin-layered, locally brecciated opal with varying amounts of clay. Fossil reeds, indicative of the hot pool origin of the sinter, are locally preserved in some outcrops. The sinter unit contains minor gold, but is the main host of mercury mineralization.

Overburden is comprised of brown soil, fanglomerate, colluvium, and alluvium. The soil and alluvium are relatively thin, and parts of the deposit have no cover. Landslide deposits shedding off Nutmeg Mountain occur along all sides of the mountain but are especially common in the Stinking Water Basin area to the north of the main deposit area. Down-slope movement post-dates alteration and mineralization associated with hot spring activity. Transported material is commonly comprised of large silicified blocks that are difficult to distinguish from in-situ rock.

7.3.2 Structure

The principal structures within the Property are faults that trend northwest and north-northeast, with both trends appearing to have been active both before and during the introduction of gold mineralization. Main Zone mineralization occurs within a graben bounded by syn-mineralization northwest-trending faults, the Main Fault on the east and the B-Fault on the west. The Main Fault dips steeply to the west and the B-Fault dips steeply to the east. Although no drillholes have penetrated deep enough to determine the behaviour of these two faults at depth, it is reasonable to assume that they converge, with the Main Fault being the controlling structure. The North Zone is bounded by northwest and north-trending structures. Smaller northeast-trending structures also localize mineralization in the North Zone. Hot-spring alteration and gold mineralization are strongest at structural intersections. Figure 7.4 shows the major structures in the Main and North Zone areas as well as the concentration of gold mineralization, expressed as contours of gold grade-thickness, adjacent to faults and at fault intersections. The Stinking Water Zone is located just off the map to the northwest in Figure 7.4.

The Main Fault separates relatively strong alteration and mineralization within the graben from weaker alteration and mineralization to the east and is interpreted to have exerted fundamental controls on the distribution of mineralizing fluids, alteration and deposition of gold. The topographic and stratigraphic changes across the fault are consistent with steep, west-side-down movement along the fault and variations in thickness of Payette sandstone across the fault indicate that the fault was active during deposition.

The B-Fault forms the western boundary of the graben and movement along the B-fault is indicated by offset across the fault of the contact between the arkosic sandstone and underlying claystone units of the Payette Formation. As well, the opalized sandstone thins to the west of the B-Fault, suggesting movement on the fault during the opalizing event.

Pre-mineralization, east-northeast-trending folds are exposed on the western slopes of Nutmeg Mountain immediately south of the North Zone mineralization. The folds are truncated to the north by a northwest-trending fault that defines the southern limit of the North Zone mineralization and are truncated to the west by a north-trending fault zone that extends north and marks the western limit of the North Zone mineralization. This fold set may predate the northwest-trending Paddock Valley structural zone, which is associated with gold mineralization at Almaden. The influence of these pre-mineralization folds on mineralization is not known.

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Figure 7.4     Almaden Faults and Grade-Thickness Gold Accumulations

NORTH ZONE
MAIN ZONE
MAIN FAULT SPLAY
MAIN FAULT
B FAULT
CROSS FAULT
MAIN FAULT
B FAULT
D
U
COVE CREEK
AREA
200
0
200
400
600
Feet
GT ft-oz per short ton
0.5 - 0.999
1 - 1.999
2 - 2.5
2.5 - 4
4 - 6
7 - 12
Structure
Normal Fault - Inferred
Normal Fault - Mapped
Normal Fault - Covered
Terraco
WESTERN STANDARD METALS
Main Area
Grade X Thickness Contour Map (GT)
with Structure

Source: Terraco 2012

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7.3.3 Alteration

Alteration associated with mineralization includes silicification, argillization (acid alteration), and carbonatization. Silicification is by far the most common and widespread form of alteration and ranges from silica (chalcedonic) veining through silica flooding (amorphous silica) to total silica replacement (opal) of the host rock. Argillic alteration is common, ranging from weak to nearly total replacement of the arkosic sandstone by clay. Below and in the lower part of the mineralized zone, calcite-quartz alteration is common.

7.3.4 Mineralization

Gold mineralization within the Property occurs in four physically separate areas, the Main, North, Stinking Water and Cove Creek Zones (Figure 7.4).

Mineralization was deposited in a hot spring environment and is associated with multi-phase hydrothermal brecciation and veining, strong silicification, acid alteration, and faulting. Much of the alteration exposed at surface is composed primarily of opalized sandstone. Cinnabar deposition was present late in the hydrothermal events that deposited gold.

Gold occurs most commonly as particles of native gold ranging from less than one to nine microns in size, although visible gold was noted in drillhole TAL-794C. Some gold is encapsulated in silica or is intimately associated with framboidal pyrite that is in turn silica encapsulated. Silver content of the gold averages 25%. Very fine-grained cinnabar occurs primarily in opalized sandstone and sinter that overlies the gold mineralization and is typically deposited along fractures, in veinlets, and as surface coatings in cavities. Molybdenum is present at low concentrations throughout the Almaden deposit, with increased concentrations of between 0.03% and 0.05% Mo over thicknesses of 45 to 65 meters within the northern parts of the Main Zone and the North Zone. Molybdenum values as high as 1.39% Mo were encountered in drilling at depth beneath the North Zone. The relationship between gold and molybdenum mineralization, if any, has not been determined.

Mineralization is variably oxidized, with oxidized intervals ranging from a few meters to greater than 100 meters in thickness. Stacked, alternating sequences of oxidized, partially oxidized, and unoxidized material are common, particularly in the Main Zone. The shallow sulfidic material often occurs within strongly silicified, less fractured rock that is less permeable to circulating oxidizing fluids.

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Figure 7.5     Almaden Principal Zones of Gold Mineralization

Source: Terraco 2019

As the name implies, the Main Zone is the most significant in size and contained quantity of gold. Gold mineralization is hosted primarily in silicified Payette Formation sandstone that has been subjected to multiple phases of hydrothermal alteration, brecciation, and veining. Main Zone mineralization occurs over a north-south distance of approximately 1,200 m a width from 250 to 500 m, and a vertical thickness of up to 180 m, although most mineralization occurs within 60 m of surface. In the historic mercury pit area, the northwest trend is complicated by splays or parallel structures that result in a wider mineralized zone that extends eastward from the Main Fault. Siliceous sinter may have acted as an impermeable cap during the emplacement of gold mineralization.

Peripheral to the graben, Main Zone mineralization occurs within preferentially mineralized silicified sandstone horizons that contain weak hydrothermal brecciation and veining. This generally stratabound gold mineralization weakens away from the graben, although localized areas of higher grade are commonly associated with high-angle structures.

The North Zone underlies the narrow ridge crest at the north end of Nutmeg Mountain, approximately 600 meters northeast of the Main Zone (Figure 7.4). Gold in the North Zone occurs as an oval, north-trending, tabular body that is less than 60 m thick, approximately 335 m long (N-S) and 150 m wide. The North Zone contains more sulphide than the Main Zone and surface exposures are notably rusty. Gold occurs within silicified sandstone and arkosic sandstone with only minor hydrothermal breccia development. Thin, sheeted quartz veins and vein stockworks occur within near-vertical, northwest and northeast-trending structures that cut the silicified sandstone and arkose. Gold mineralization is thickest and generally of higher grade along the western side of the zone. Mineralization is overlain by a gold-poor, silicified-pyritized sandstone cap.

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The Stinking Water Zone lies approximately 400 m west of the North Zone and 600 m north of the Main Zone (Figure 7.4). At Stinking Water, a large, tabular, northeast-trending oval shaped, highly-fractured slump block is covered by a veneer of silicified and veined boulders derived from the North Zone. Mineralization in the Stinking Water Zone is up to 60 m thick.

The Cove Creek area is located 600 m southeast of, and approximately 170 m lower than, the Main Zone. Here, gold mineralization occurs in a nearly horizontal zone with a sharp upper contact and in association with oxidized opal, chalcedony, and quartz vein stockworks that are hosted by silicified, pyritized arkosic sandstone and chalcedonic sinter. The Cove Creek Zone is overlain by a weakly silicified sandstone cap cut by only a few narrow veins with low-grade gold values. The Cove Creek Zone has little to no surface expression.

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8	Deposit Types

The characteristics of gold-mercury mineralization at Almaden are consistent with a low-sulfidation, epithermal, hot spring deposit type. Almaden mineralization is similar to time-stratigraphically equivalent occurrences and deposits of gold, silver, and mercury elsewhere in Nevada, Oregon, and Idaho, although the association of molybdenum at Almaden is unusual for this deposit type. Salient aspects of this type of deposit, modified from Panteleyev 1996, are listed below.

Commodities (By-products): Au, Ag (Pb, Zn, Cu)

Geological Characteristics: Quartz veins, stockworks and breccias carrying gold, silver, electrum, argentite and pyrite with lesser and variable amounts of sphalerite, chalcopyrite, galena, rare tetrahedrite and sulphosalt minerals form in high- level (epizonal) to near-surface environments. Mineralization commonly exhibits open- space filling textures and is associated with volcanic-related hydrothermal to geothermal systems.

Tectonic Setting: Volcanic island and continent-margin magmatic arcs and continental volcanic fields with extensional structures.

Geological setting: High-level hydrothermal systems from depths of approximately one km to surficial hot spring settings. Regional-scale fracture systems related to grabens, (resurgent) calderas, flow-dome complexes and rarely, maar diatremes. Extensional structures in volcanic fields (normal faults, fault splays, ladder veins and cymoid loops, etc.) are common; locally graben or caldera-fill clastic rocks are present. High-level (subvolcanic) stocks and/or dikes and pebble breccia diatremes occur in some areas. Locally resurgent or domal structures are related to underlying intrusive bodies.

Age of Mineralization: Any age.

Host/Associated Rock Types: Most types of volcanic rocks; calcalkaline andesitic compositions predominate. Some deposits occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments occur in intra-volcanic basins and structural depressions.

Deposit form: Mineralized zones are typically localized in structures but may occur in permeable lithologies. Upward-flaring ore zones centred on structurally-controlled hydrothermal conduits are typical. Large (> 1 m wide and hundreds of metres in strike length) to small veins and stockworks are common with lesser disseminations and replacements. Vein systems can be laterally extensive, but ore shoots have relatively restricted vertical extent. High-grade ores are commonly found in dilational zones in faults at flexures, splays and in cymoid loops.

Texture/Structure: Open-space filling, symmetrical and other layering, crustification, comb structure, colloform banding and multiple brecciation.

“Ore” Mineralogy: Pyrite, electrum, gold, silver, argentite; chalcopyrite, sphalerite, galena, tetrahedrite, silver sulphosalt and/or selenide minerals. Deposits can be strongly zoned along strike and vertically. Deposits are commonly zoned vertically over 250 to 350 m from a basemetal poor, Au-Ag-rich top to a relatively Ag-rich basemetal zone and an underlying basemetal rich zone grading at depth into a sparse basemetal, pyritic zone. In alkalic hostrocks, tellurides, V mica (roscoelite) and fluorite may be abundant, with lesser molybdenite.

Gangue Mineralogy: Quartz, amethyst, chalcedony, quartz pseudomorphs after calcite, calcite; adularia, sericite, barite, fluorite, Ca- Mg-Mn-Fe carbonate minerals such as rhodochrosite, hematite and chlorite.

Alteration Mineralogy: Silicification is extensive in ores as multiple generations of quartz and chalcedony are commonly accompanied by adularia and calcite. Pervasive silicification in vein envelopes is flanked by sericite-illite- kaolinite assemblages. Intermediate argillic alteration formed adjacent to some veins; advanced argillic alteration (kaolinite-alunite) may form along the tops of mineralized zones. Propylitic alteration dominates at depth and peripherally.

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Weathering: Weathered outcrops are often characterized by resistant quartz ± alunite 'ledges' and extensive flanking bleached, clay-altered zones with supergene alunite, jarosite and other limonite minerals.

Mineralization Controls: In some districts the epithermal mineralization is tied to a specific metallogenetic event, either structural, magmatic, or both. The veins are emplaced within a restricted stratigraphic interval generally within one km of the paleosurface. Mineralization near surface occurs in hot spring systems, or the deeper, underlying hydrothermal conduits. At greater depth it can be postulated to occur above, or peripheral to, porphyry and possibly skarn mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dike fracture sets and both hydrothermal and tectonic breccias are all ore fluid channeling structures. Through going, branching, bifurcating, anastamosing and intersecting fracture systems are commonly mineralized. Ore shoots form where dilational openings and cymoid loops develop, typically where the strike or dip of veins change. Hangingwall fractures in mineralized structures are particularly favourable for high-grade ore.

Genetic Model: These deposits form in both subaerial, predominantly felsic, volcanic fields in extensional and strike-slip structural regimes and island arc or continental andesitic stratovolcanoes above active subduction zones. Near- surface hydrothermal systems, ranging from hot spring at surface to deeper, structurally and permeability focused fluid flow zones are the sites of mineralization. The ore fluids are relatively dilute and cool solutions that are mixtures of magmatic and meteoric fluids. Mineral deposition takes place as the solutions undergo cooling and degassing by fluid mixing, boiling and decompression.

Exploration work to date on the Property has outlined extensive near surface stockwork, replacement, and sinter alteration and mineralization that formed in a hot spring environment. However, the relatively shallow drilling and mostly vertical drill holes has not intersected the steeply dipping fault structures that would potentially host high-grade gold mineralization and acted as conduits for the extensive near surface low-grade gold mineralization. Future exploration and drill programs will look to identify these potential high-grade feeders and use alteration and mineralogical vectoring and geophysics to identify vectors to this mineralization.

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9	Exploration

GMI has done no exploration on the Property. All exploration conducted on the Property was done by previous operators and is described in Section 6 this report.

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10	Drilling

GMI has done no drilling on the Property. Drilling performed by previous operators is described in Section 6 of this report, but because the assays obtained from those historical drill programs have been used as the basis of the resource estimate described in Section 14 of this report, salient aspects of those drill programs are described here.

Table 10.1 is a summary by operator of all the documented drillholes within the Property and demonstrates that there have been numerous drill campaigns over a period of 32 years and three different drilling methods: rotary, reverse circulation and core. Drillhole collar locations are tabulated in Appendix 2 in which the locations are referenced in Idaho State Plane NAD 83 coordinates.

Table 10.1     Almaden Drilling by Operator

Company	Year	Reverse Circulation		Rotary		Core
		No.	Meters	No.	Meters	No.	Meters
Homestake	1980	19	2,038
Homestake	1981					6	410
Freeport	1983	17	1,495
Ican	1985-1986			512	27,866
Ican	1988					10	667
Ican	1994	51	3,067
Ican	1994					5	432
Western States	1986	3	274
Hycroft	1987	42	1,940
Amax	1991-1992	58	6,318
Amax	1991-1993					10	806
Amax	1996-1997					10	538
Freegold	2006-2007	103	11,271
Freegold	2006-2007					42	4,879
Terraco	2011					16	5,492
Terraco	2012					32	2,761
Sub-Total		293 (31%)	26,403	512 (55%)	27,866	131 (14%)	15,985
Total Holes	936
Total Meters	70,254

Figure 10.1 shows the disposition of the holes within the Property and the general locations of the major zones of mineralization that have been identified. Holes are color-coded by type. Approximately 14% of the holes are core, 31% are reverse circulation and 55% are rotary. Grid locations are Idaho State Plane NAD 83 coordinates.

Collectively, the drill programs have delineated four tabular zones of epithermal gold mineralization, the Main, North, Stinking Water and Cove Creek. The Main Zone is constrained within a graben that is bounded by the northwest-trending Main and B Faults. The North Zone mineralization was deposited on the eastern flank of the graben, approximately 600m north of the Main Zone. The Stinking Water Zone is located east of the North Zone and is interpreted to be a slumped portion of that zone. The Cove Creek Zone is located approximately 600m south of the Main Zone and is inferred to be a slumped portion of the Main Zone.

Most mineralization occurs in tabular, near-horizontal zones and most drillholes are vertical with the result that most intercepts of mineralization represent true thicknesses. However, some gold mineralization occurs in steep veins and stockworks and vertical holes through that mineralization have resulted in intercepts greater than true thicknesses, but as vein geometry can only be measured in core and core holes represent only approximately 14% of all holes drilled, the extent of stockwork and vein type mineralization is not fully known.

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Figure 10.1     Almaden Property Drillhole Plan by Type

STINKING WATER ZONE
MAIN ZONE
N
0 FEET 1500
CORE
REVERSE-CIRCULATION
ROTARY

Source: GMRS 2020

Table 10.2 summarized the descriptive statistics for all gold assays in the database that were accompanied by a sample number or were greater than zero. Descriptive statistics for rotary, reverse-circulation and core subsets are also given in Table 10.2.

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Table 10.2     Almaden Gold Assay Descriptive Statistics

Statistic	Averages by Drill Sample Type (Au oz/st)
	All Assays	Core	RC	Rotary
Mean	0.015	0.017	0.012	0.015
Median	0.009	0.011	0.008	0.010
Standard Deviation	0.017	0.020	0.015	0.017
Range	0.371	0.220	0.184	0.234
Minimum	0.000	0.000	0.000	0.000
Maximum	0.371	0.371	0.211	0.234
Count	39,799	8,341	14,281	17,177
Percent	100	21	36	43

As can be seen from Table 10.2, core samples have the highest average gold grade and the greatest range of gold assay values and reverse-circulation assays have the lowest average gold grade and the lowest range of gold grades; the average gold grade of all samples is the same as for the rotary subset, which is also the largest group of assays.

As the assays were obtained from programs that took place over 32 years and employed three different drilling techniques, it is possible that both the span of time and the diversity of sampling techniques may have influenced the quality of the assays obtained. As Table 10.3 shows, there is variability among the various sample populations, but it is not obvious that the key factor with respect to grade variability is operator, year or sample type. It is possible that variation among subsets exists because of where the holes were drilled as the distribution of mineralization is variable and some programs were focused in particular areas. Figure 10.2 is a plot that shows graphically that there is relatively little difference among the various sample populations. It is therefore concluded that the differences in sample type and the range of analytical labs over time have not created biases within the dataset that would disqualify their use in the resource estimate described in Section 14 of this report.

Table 10.3     Almaden Drill Samples by Operator and Drilling Method

Sample Type	Core						Reverse Circulation						Rotary
Statistic Au oz/st	All	Amax	Freegold	Homestake	Ican	Terraco	Amax	Freegold	Freeport	Homestake	Hycroft	Ican	Ican
Mean	0.015	0.027	0.012	0.014	0.022	0.011	0.011	0.009	0.011	0.014	0.022	0.007	0.015
Median	0.009	0.019	0.007	0.008	0.015	0.005	0.006	0.005	0.008	0.009	0.017	0.003	0.010
Standard Deviation	0.017	0.024	0.015	0.017	0.030	0.017	0.015	0.014	0.013	0.019	0.018	0.010	0.017
Range	0.371	0.140	0.180	0.093	0.371	0.316	0.260	0.286	0.084	0.210	0.127	0.136	0.234
Minimum	0.000	0.001	0.000	0.001	0.000	0.000	0.000	0.000	0.001	0.001	0.002	0.000	0.000
Maximum	0.371	0.141	0.180	0.094	0.371	0.316	0.260	0.286	0.085	0.211	0.129	0.136	0.234
Count	39,799	522	3,353	263	608	3,595	4,030	7,287	787	960	463	754	17,177
Percent		1	8	1	2	9	10	18	2	2	1	2	43

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Figure 10.2      Almaden Gold Assay Population By Operator and Drill Technique

The most obvious factor that could materially impact the accuracy and reliability of the assay results is potential loss of gold associated with core loss in fractures. As described in Section 6, MDA calculated an average core recovery of 94% across the property based on holes drilled up to 2007. Core holes drilled in 2011 and 2012 averaged 83% and ranged from 71% to 95%. Core loss was generally attributed to broken ground with the greatest core losses generally occurring near surface. Conversely, however, gold may also have been concentrated in these fractures, so the impact of imperfect core recovery is unknown.

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11	Sample Preparation, Analyses and Security

11.1	Sampling Methods

11.1.1	Reverse Circulation and Rotary

No information is available regarding sampling methods employed by Homestake, Freeport, Western State and Hycroft.

Ican sampled all their holes at five ft (1.5 m) intervals, the industry-standard sample interval for RC and rotary drill programs, with the exception of holes drilled in the Cove Creek (CC-1 through CC-12) and Stinking Water Zones (SW-1 through SW-39), which were sampled at 10 ft intervals.

During Amax RC programs, a geologist was on site logging drill chips throughout the program. Samples were generally 1/4 to 1/2 splits from the drill and were monitored by the on-site geologist to obtain 10 kg or larger samples. If sample weights dropped below 10 kilograms, the entire sample was collected. When drilling in dry ground, a tiered Jones-type splitter was used to split samples. When water flow exceeded about one gallon (4.5 liters) per minute, a conventional wet rotary splitter was employed. In areas of poor recovery, Amax injected a water and mud mixture to seal highly-fractured and unstable holes to improve recoveries.

During Freegold 2006-2007 RC programs, a geologist employed by Freegold supervised all drilling and sample collection. All RC holes were drilled wet using water injection methods. RC samples were collected on 5 ft (1.5 m) intervals for all holes. Sample identification was inserted into, and labelled onto, each sample bag. For the first seven Freegold 2006 program holes, samples were collected in the drill rig cyclone and were split using a rotary wet splitter, but sample sizes were extremely variable resulting in many low-weight (<2 kg) samples. Freegold then stopped splitting samples and instead collected all material from the cyclone for each 5 ft (1.5 m) sample interval for the remaining 96 RC holes in the program. Samples were sent for analysis to Bondar Clegg in Boise, Idaho. Character samples were taken every 5 ft and were logged initially in the field and later in more detail using a binocular microscope at the logging facility. The certification of the Bondar Clegg laboratory at the time the analyses were performed is not known and there is no longer a Bondar Clegg laboratory in Boise.

11.1.2	Core Drilling

No information is available regarding core sampling methods by Homestake and Ican.

Amax drilled ten core holes. Drill core was transported daily to a logging and splitting facility in Weiser where it was logged, photographed, and split into 5 ft (1.5 m) intervals for analysis and use in metallurgical testing.

Freegold drill core was logged and marked for sampling by a geologist. All core was sampled at 5 ft (1.5 m) intervals regardless of geologic or natural drill breaks. Core was split in half using a diamond saw; half was taken for analysis and half retained for archival purposes, except when duplicate samples were taken, in which case both the primary and duplicate samples were ¼ splits of the whole core. Samples to be sent for analysis were placed in new cloth sample bags marked with the sample identification. Split core, rejects, and pulps for all core holes are stored in the secure storage facility in Weiser.

Samples from six metallurgical holes drilled by Freegold in 2006 (C37 through C42) were logged and marked for sampling then sent, unsplit, to McClelland Laboratories where each sample interval was individually crushed and blended and an approximate 1 kg split was sent to the primary lab (ALS Chemex now ALS Global) for analysis. The certification of McClelland Laboratories at the time the analyses were performed is not known.

Terraco drilled 48 core holes during 2011 and 2012. While at the drill, core was locked in a secure place until retrieved by the geologist. A Terraco geologist was at the rig as the core was retrieved from the hole to observe handling of the core from the core barrel into the box. Core was photographed prior to splitting and sampling. The core was sawn in half and half was sent for analysis. All pulps and coarse rejects were returned to the company’s custody and archived in Weiser.

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11.1.3	Bulk Sampling

Freegold collected three bulk samples in 1997. Sample sites, measuring 60 by 100 ft (18 by 30 m), were dozed to a depth of three feet (one meter) to remove overburden, and then blast holes were drilled to a depth of 25ft (7.6m). The sites were divided into halves in which hole spacing and powder loading were adjusted to create a coarse sample in one half and a finer sample in the other. Sampling of broken rock was done with a backhoe along two 60 ft (18 m) trenches located 30 ft (10m) in from the edge of the blasted area and separated from each other by a distance of 40 ft (12 m). All six bulk samples were subjected to screen analysis to establish relative distribution of fragment sizes after which the coarse and fine fractions from each site were homogenized for metallurgical testing.

11.2	Sample Preparation, Analysis and Security

Information available regarding sample preparation, analysis, and security for the historic drilling at Almaden prior to Freegold is limited. Details relating to sample preparation methods, analytical techniques, and sample security protocols used by Homestake, Freeport, Hycroft, and Western States are not available.

For RC drilling, Homestake used Cone Geochemical Inc. (Cone) and assayed for gold using fire assay with an atomic absorption finish (FA-AA). For core drilling, Homestake used Hunter Analytical (Hunter) for assaying, with fire assay analyses. Freeport also used Cone and FA-AA. Hycroft used Barringer Laboratories Inc. (Barringer) or Chemex Labs Ltd. (Chemex, now ALS Global), with gold analysis by fire assay. Other than for Chemex, the status of certification of these laboratories at the time the assays were conducted is not known.

Ican used Chemex for analysis of their RC samples and possibly also for analysis of drill core; RC analyses were checked by Bondar Clegg, Hunter, and Loring Laboratories Ltd. (Loring). Samples sent to Chemex were prepared in Reno, Nevada by drying, coarse crushing and pulverizing to 100% passing 140 mesh (0.105 mm) and a split of this material was sent to Chemex in Vancouver, B.C., where a one assay-ton split was analysed by fire assay with an AA finish. For assay results from 0.2 to 0.4 ounces of gold per short ton, the fire assay bead was weighed. Samples with assays greater than 0.4 opt were retested using gravity separation with reanalysis of the tails (metallic screen assay).

Amax used Bondar Clegg for both RC and core samples with gold analysis by FA-AA. RC samples were collected at the drill site and were prepared for assay by Bondar Clegg in Boise, Idaho, then shipped to Reno, Nevada, for analysis. Gold was analysed by a one-assay-ton FA-AA. Pulps were then prepared into 50 ft (15 m) composites and analysed for silver, arsenic, and mercury. Preparation rejects from RC drilling were generally saved if the rock contained 0.01oz Au/ short ton or more and were sent to Barringer in Reno, Nevada, for cyanide-shake assaying.

For Amax drilling, when logging was complete, the core was driven by Amax representatives to McClelland Laboratory's facility in Reno, Nevada. Portions of the core were sent to Barringer Lab’s Reno facility where warm cyanide test tube analyses were completed on potentially mineralized intervals.

During the Freegold drill programs (2006-2007), core was delivered by the drillers at the end of every shift to Freegold’s secure storage facility in Weiser. Core remained in the facility until logged, split, and prepared for shipment. RC samples were delivered to the storage facility at the end of each shift by the drillers, Freegold’s geologist, or Freegold’s sample splitter. Core and RC samples were picked up by Chemex at the storage facility and transported to Elko or Winnemucca, Nevada. All rejects and pulps were returned to the storage facility in Weiser, where they remain.

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Freegold 2006-2007 core and RC samples were assayed by Chemex in Reno and Winnemucca using fire assay and cyanide (Cn)-soluble analyses, and by Chemex in Vancouver, Canada, by ICP. Samples were crushed to 70% passing 10 mesh; up to 1 kg was then split off and pulverized to 85% passing 200 mesh (75 micron). Gold content was determined by fire assay with atomic absorption finish (FA-AA) and multi-element analysis was by inductively couple plasma atomic emission spectroscopy (ICP-AES) with aqua regia digestion. Analytical procedure Au-AA 23, using a 30 g aliquot and FA-AA, was used for analyses up to 10 ppm. Samples with gold values in excess of 10 ppm were re-analyzed using the AA 25 (ore grade) procedure with an AA finish. Samples with fire assay gold values greater than 0.17 ppm were assayed for cyanide solubility by cyanide leach with an AAS finish (Au-AA 13 procedure). ICP 41 procedure for was used for 34-element analyses including Mo and Hg, using aqua regia digestion and ICP-AES (inductively coupled plasma atomic emission spectroscopy). Selenium (Se) assays were made using four-acid digestion and ICP mass spectrometry (ME-MS 62 procedure), and four-acid digestion and atomic absorption spectrometry was used for Mo analysis (AA 61 procedure).

Freegold sent samples from the first four surface pits to Hazen Research (“Hazen”) in Golden, Colorado, for metallurgical testing. Samples from the subsequent three surface pits and core from Freegold’s 10 metallurgical core holes were sent to McClelland in Sparks, NV, for analysis. Approximately 10 tons of bulk sample material were collected by Freegold 1997 sampling. Samples were blended and quartered to obtain two half-splits. A half-split of each bulk sample was retained at the ROM feed size; the other half-split was re-blended and quartered to obtain approximately 2,000 pounds (lbs) (907 kg) for subsequent screening to obtain plus 6 in (15 cm) screened material for vat leach tests. ROM rejects (> 6 in) from each bulk ore sample of approximately 4 short tons (3.6 tonnes) each, were processed to obtain minus 6 in feed (over 95% < 6-in) for subsequent metallurgical tests. Each < 6 in bulk sample was re-blended and successively quartered to obtain about 2,600 lb (1180 kg) for a column leach test, 1,400 lb (635 kg) for a head screen analysis, and about 1,000 lb (453 kg) for additional testing. Minus 6 in rejects of approximately 3,000 lbs (1,360 kg) were retained for possible future use. The certification status of Hazen at the time the testing was done is not known.

Each 1,000 lb (454 kg) split bulk sample was crushed to minus ¾ in before blending and splitting to obtain about 250 lb (113 kg) for additional evaluation. The 250 lb split was then crushed to 80% passing 10 mesh and was blended and split to obtain samples for triplicate head assay and cyanide solubility tests. The remaining 750 lb (340kg) of reject material was blended and split to obtain 15 lb (7 kg) samples for pH control tests.

Four additional bulk ore samples, each approximately 570 lb (258 kg) at a nominal 6 in size, were prepared using essentially the same procedures described above. One-quarter splits of each of the four bulk samples were crushed to 80% passing 10 mesh and were blended and split to obtain triplicate head assay and cyanide-solubility test samples. The remaining reject material was used to make 15-pound (7kg) samples for pH control tests.

Core from ten, 4-inch diameter drill holes (27-36) were composited and crushed to produce a 90% passing two-inch (5 cm) sample. Each composite was blended and split to obtain between 400 to 600 lb (180 to 270 kg) for a column leach test. Rejects were crushed to 80% passing ½-inch (1.25 cm) and then blended and split to obtain 105 to 145 lb (48 to 66 kg) each for column leach tests. The remaining rejects (P801/2-inch) were crushed to 80% passing 10 mesh and were blended and split to obtain triplicate head assay and cyanide-solubility test samples, and 3 kg splits for bottle-roll tests. Head grades were determined by triplicate direct head fire assay for all bulk samples and core composites. Cyanide-solubility tests were conducted on each of the triplicate head assay pulps for all bulk samples and core composites.

Terraco core samples were sent to ALS (now ALS Global) in Reno, Nevada, where they were dried, crushed and a 1000-gram (g) split was pulverized to 85% passing 75µm. Samples were then analysed for gold by fire assay (50 g aliquot) with an AA finish (Au AA24) by cyanide leach with an AA finish (Au AA13). Silver was analysed by aqua regia digestion and AA finish (Ag AA45) and by cyanide leach with an AA finish (AG AA13). Samples were also analysed for 51 elements using aqua regia digestion and ME MS41. Coarse rejects and pulps were returned to the Weiser field office for permanent storage. ALS through its strategically designed processes and a global quality management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015.

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All laboratories used for assaying samples from the Property are independent of GMI.

11.3	Quality Control/Quality Assurance (“QA/QC”)

There is an extensive discussion of QA/QC tests and results up to the end of 2006 in the technical report titled “Technical Report, Almaden Project, Washington County, Idaho” prepared by Paul Tietz, P.Geo. and Michael M. Gustin, P.Geo. of Mine Development Associates Ltd. with an effective date of August 31, 2009 for Western Standard Metals Ltd. That discussion is briefly summarized here. QA/QC measures followed by Terraco during their 2011 and 2012 drill programs are discussed in more detail as they have not been discussed previously.

11.3.1	Check Assays

There is little to no documentation available for quality control (standards, duplicates and blanks) samples for work completed before 2006. Ican sent duplicate samples to outside assay laboratories (Bondar Clegg and Hunter) as a check on Chemex, their primary assay lab.

Bondar Clegg pulp re-assay results for Ican rotary holes were consistently higher than the original Chemex assay values. The population mean and mean value of relative differences for Bondar Clegg check assays are 14% higher than the Chemex originals. The total variability between the check and original assay pairs is 17%, indicating that almost all the variability between the check and original assays is a result of the high bias in the Bondar Clegg check assays. The higher check assay values occur across all assay grade ranges.

A similar analysis of the Hunter check assays shows that for the 100 Hunter-Chemex pairs, the average for samples above 0.004 oz/sT gold, is 2% higher for the Hunter assays than for the Chemex assays, and the relative difference of the individual pairs is 3% higher. The total variability between original and check assay values is less than 10%. The relatively strong correlation between the Hunter and Chemex assay data holds over all gold-grade ranges. Check samples sent to Loring are more limited, but for 48 Loring-Chemex pairs, the average over 0.004 oz/sT gold, has the Loring sample mean 9% lower than the Chemex sample mean, and the relative difference of the individual pairs is 21% lower. The total variability between original and check assay values is 27%. The low bias, and high variability, in the Loring data are especially pronounced at gold grades less than 0.03 oz/sT gold.

Freegold included QA/QC standards and blanks with the samples sent to Chemex for their 2006-2007 drill program. Check sample analyses of original pulps, duplicate pulps, rig and split-core duplicate samples were also analyzed at Chemex using the assay procedures described in Section 11.2. Second-lab check samples for both core and RC were analyzed by SGS Lakefield (Lakefield) in Toronto, ON, and by Acme Labs (“Acme”) in Vancouver, BC. Checks were conducted at a rate of 5.9% for core samples and 5.5% for RC samples; checks were conducted on both original pulps and duplicates from coarse rejects. SGS used procedure FAA 313 and FA-AA on a 30 g aliquot, and also used procedure BLE 643, hot cyanide leach for CN solubility also on a 30g aliquot. Acme used a one assay ton fire assay with ICP-ES Group 6 procedure). Acme is now Bureau Veritas, an internationally ISO certified laboratory.

Freegold submitted 1,327 check samples, consisting of re-assayed original pulps, coarse reject pulp duplicates, RC rig duplicates, and split core duplicate samples. Chemex, was the primary lab and, in addition, a small set of original pulps and coarse reject duplicates were sent to SGS (Vancouver) and Acme (Vancouver) for second-lab analyses.

Freegold had Chemex re-assay the pulps from selected RC and core samples. A total of 252 pulps were re-assayed. There is a minor high bias (8% relative difference) in the pulp re-assays, that occurs predominantly with gold grades less than 0.015 oz/sT gold. Above 0.01 oz/sT gold, variability decreases to less than 25% and above 0.02 oz/sT gold, it decreases to about 10%.

Chemex created pulps from coarse rejects for 560 primary samples. The absolute variability is 19% but as with the pulp re-assay results, the variability is high in the low gold grade ranges (<0.015 oz/sT gold) and decreases to about 10% with the higher gold grades.

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Freegold collected 156 duplicate RC samples from 2006 and early 2007 RC drill holes. There is no significant bias between checks and original assays, but the absolute variability is slightly increased, as would be expected from drill rig split duplicate samples. The drop in variability to below 25% at gold grades above 0.015 oz/sT gold mimics the previous check assay results, but at grades above 0.02 oz/sT gold the variability trends somewhat higher at between 10 and 20%.

Duplicate samples of drill core were collected by re-cutting the primary half-core and submitting each quarter core for analyses. A total of 355 quarter-core sample pairs were submitted. There is a low bias in the data, but there is high variability across all gold grade ranges, which can be expected relative to more homogenous sample pulps.

Approximately five percent of the original pulp and coarse reject samples were sent by Freegold to Acme and SGS labs in Vancouver B.C. for second-lab analyses. There is no appreciable difference in the population mean and median values between SGS and Chemex, though the relative difference data indicate that the SGS analyses are predominantly 10% to 15% lower in gold grade than the original Chemex values.

11.3.2	Standards and Blanks

Freegold inserted standards and blanks into the sample stream at approximately 1 standard and 1 blank for every 40 samples (average insertion rate of 2.5%) during their 2006-2007 drill program.

A total of 237 blank samples were inserted into RC and core sample streams for a rate of approximately 2.5%. Crushed, unaltered post-mineralization basalt, collected from outside the Property, was used for blanks. Three blank samples assayed above 0.03 oz/sT gold, but it is probable that all three were mislabelled or misidentified as none of the three are associated with high gold values in the previous sample. Evidence of possible low-level contamination occurred in four of the other eight samples showing elevated gold values.

Freegold purchased three standards from Analytical Solutions Ltd. (Toronto) for insertion into the RC and core sample streams. Specifications for the standard are listed in Table 11.1.

Table 11.1     Freegold Standard Reference Material Specifications

Standard	Expected Mean (Au ppm)	1 Standard Deviation (Au ppm)
15PA	1.020	0.015
52P	0.183	0.004
53P	0.380	0.004

Freegold inserted 221 standard samples within the sample batches sent to Chemex for analysis. For all three standards, the majority of gold assays were outside the three standard deviation limits, and many samples show a greater than 10% difference from the expected standard mean. Some of the large differences may be attributable to mis-identification of standards when documented by Freegold, but Chemex assay results for all three standards are lower than the expected value for each standard, which may suggest that Chemex assay values under-represent actual gold grades.

Terraco used standards, blanks and duplicate samples in their quality control program. Analytical data is available for 18 standards, six blanks and 41 pulp duplicates, an insertion rate of approximately three percent. Three certified standards, prepared by Rocklabs Reference Materials in Auckland, New Zealand, were used. Their expected means value and standard deviations are shown in Table 11.2.

Table 11.2     Terraco Standard Reference Material Specifications

Standard	Expected Mean (Au ppm)	1 Standard Deviation (Au ppm)
OxA89	0.084	0.008
Oxi96	1.802	0.039
SK62	4.075	0.140

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All 18 assays of the standards were within two standard deviations of the expected mean and most were within one standard deviation (Figure 11.1).

Figure 11.1     Terraco Standard Reference Material Assays

The assays of the six blanks were all below detection (0.005 ppm Au). The material used for blanks is not known. The Duplicate pulp assays had a correlation coefficient of 0.996 with very little scatter. (Figure 11.1, lower right)

It is the author’s opinion that the sample preparation, security, and analytical procedures are within industry norms for the drilling programs completed by Freegold and Terraco. Drill programs completed prior to Freegold, have limited quality control – quality assurance protocols in place, however given that this drilling represents approximately 26% of the overall drilling, and the relatively close drill spacing and overall continuity of mineralization, it is the authors opinion that the database is of suitable quality for resource estimation.

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12	Data Verification

The author took several steps to verify the data used in this technical report:

1.

A site inspection was undertaken on February 24 and 25, 2020, during which the surface geological expression of the Almaden deposit was examined in several areas, and drillhole locations were noted and their positions recorded. Current regulations require that drill sites be rehabilitated so there is very little evidence of the locations of either Freegold or Terraco drill sites and the identification of most of those that predate Freegold have not been preserved in the field so their identification is presumed rather than confirmed. Only one historic drillhole was identified by an aluminium tag bearing the drillhole number.

2.

During the site visit, the field office for the project was also visited and drill core from several of the Terraco holes was inspected, not only to observe rock types and textures but also to make comparisons with the relevant drill logs and sample intervals. The field office contains drill core from Freegold and Terraco drill campaigns as well as coarse rejects and pulps from those programs. These were briefly inspected, and pulp duplicates were collected from several Terraco holes for check assaying (see below).

3.

Copies of assay certificates for Freegold and Terraco assays were collected and a random check of approximately 1,000 assays was made against corresponding values in the drillhole database. No discrepancies were found.

4.

During the construction of the resource estimate model, the assay database was checked for logical errors – overlapping, missing and duplicate sample intervals. A small number of transposed sample interval designations were found and corrected. A large number of very minor (centimeter-scale) discrepancies between the total hole depth and depth of the last sample were found. In cases in which the depth of the last sample exceeds the maximum indicated depth of the drillhole, the resource estimation program automatically adjusts the length of the drillhole to match the maximum depth of the last sample collected from that hole.

5.

The author collected five (5) pulp samples from Terraco drillcore for check assaying. Samples were submitted to ALS in North Vancouver for determination of gold and other elements using the same procedures to which the original samples were subjected. Table 12.1 identifies the drillhole and shows the comparison between the original assay and the check assay. The check assays are very similar to the originals with the exception of the last, Sample 45317, which is approximately twice the value of the original.

Table 12.1     Almaden Check Assays

Drillhole	Sample	Original Au g/t	Check Au g/t
TAL-771C	65381	1.800	1.92
TAL-774C	45309	0.240	0.237
TAL-774C	45313	0.364	0.368
TAL-774C	45315	<0.005	0.014
TAL-774C	45317	0.534	1.045

The author is of the opinion that the data is adequate for the purposes used in this technical report.

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13	Mineral Processing and Metallurgical Testing

Recovery and beneficiation tests have been conducted on mineralized material from Almaden by various operators since the mid-1980s, most with an emphasis on cyanide-leach characteristics and gold recovery rates. The outcomes of most of these tests are summarized in Table 13.1 and are briefly described in the following paragraphs. This information has been summarized from MDA, 2009.

Table 13.1     Almaden Mineral Processing and Metallurgical Testing

Company / Laboratory	Year	Test*	Au Recovery (%)
Dawson	1981, 1986	CnL	61, 57
Legend	1986	BR	41, 68
Kappes Cassidy	1985 - 1986	BR, AGG	67, 48
Bondar Clegg	1985 - 1986	Shake	80
Lindstrom Bateman	1986	CL	55
McClelland	1987	BR, HL	36
Wolff	1988	CL, BR	31
McClelland	1992	CL, BR	43
McClelland	1995	BR	62
Hazen	1996	CnL	80
WGM	1996 - 1997	CnL	73 - 79
McClelland	2006	BR	72

LEGEND*
AGG	Agglomeration
BR	Bottle-roll
CL	Column Leach
CnL	Cyanide Leach
HL	Heap Leach

In 1981 and 1986, Dawson Metallurgical Labs carried out twelve agitation cyanide-leach tests on ground rock and six bottle-roll tests on drill cuttings for Canu Resources Ltd. Recoveries for the ground material ranged from 25.5% to 83.5% and averaged 60.6%. The bottle-roll tests on drill cuttings were for 72 hours and recoveries ranged from 42.7% to 79.9% and averaged 56.6%. These tests identified two characteristics of Almaden mineralization that have been substantiated by subsequent tests: gold recovery is relatively insensitive to crush size above about 10 mesh, and gold recovery varies significantly throughout the deposit.

In 1986, Legend Metallurgical Labs (Legend) did 57 bottle-roll tests on drill cuttings crushed to ¼ in, 10 mesh, and 100 mesh. Recoveries were 41%, 42.1%, and 65%, respectively. In addition, bottle-roll tests were performed on a 25 ft (7.6 m) composite from drill hole 35, a 25 ft composite of cuttings from drill hole 75, and a surface sample. These tests evaluated the effects of roasting and treatment with aqua regia. The results indicated a slight improvement in recovery with roasting, and a marked improvement with aqua regia. Silica encapsulation is the primary reason for low gold recovery and pyrite encapsulation of gold is a minor negative factor in gold recovery. Legend also completed two column-leach tests, one crushed to 10 mesh, and the other to ¼ in on a composite from drill holes 35 and 75. Bottle-roll recoveries for minus 100 mesh material averaged 68%, while column recoveries were 43.8% and 41%, respectively (time unspecified). Bioleaching and bottle-roll tests of 10 mesh residue from the first tests improved recoveries to about 60%. The results of the residue leaching indicated that the column tests were too short and that pre-oxidation improved recovery.

In 1985 and 1986, Kappes, Cassidy & Associates (KCA) conducted thirteen 48-hour bottle-roll tests on "pulverized ore" from surface. Recoveries averaged 66.8%. Three agglomerated column tests run for 42 days on surface material averaged 47.5% recovery. The results of these tests indicated that bottle-roll recovery improves at finer crush sizes, and that silica encapsulation is the reason for low cyanide soluble gold recovery.

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In 1985 and 1986 Bondar-Clegg, Inc. performed 132 "shake tests" using 10 lb of cyanide per short ton for one hour at 80°C, with sample material pulverized to 100% passing 140 mesh. Extractions averaged about 80%.

In 1986, Lindstrom/Bateman performed six column-leach tests of 28-day duration on material crushed to 20 mesh, 10 mesh, ¼-in and 1-in. Recoveries were similar for the 10 mesh to one-inch crush sizes and averaged 43.8%. Sample material crushed to -20 mesh achieved 55% recovery.

In 1986, Minmet Scientific Ltd. conducted a study of 10 polished sections and found that gold occurs in association with silica as grains ranging from five microns down to fractions of a micron in diameter. Some of the gold is totally encapsulated within silica.

Similarly, in 1986, Russel M. Honea studied two polished sections and found that gold is partly encapsulated within silica and partly free, and ranges from nine microns down to one micron.

In 1987, McClelland Laboratories Inc. completed bottle-roll and heap leach cyanidation tests on five samples of surface mineralization crushed to two-inch and ½-inch. The tests were run for 72 hours and recoveries averaged 36%.

In 1987, Orocon Inc. conducted eight tests on material from test pits. Three tests on material sized to 80% passing minus 200 mesh gave recoveries of 61.5, 61.7 and 82.7%. Three tests were conducted on composite material sized to 80% passing minus 325 mesh and gave recoveries of 73.4%, 79.6%, 82% and averaged 76.7%.

In 1988, Rainer Wolf, Consulting Metallurgist, carried out column-leach and bottle-roll testing of three bulk surface samples from sites all now known to be characterized by very low cyanide-soluble gold grades (estimated to be approximately 50%). Material was crushed to 100% minus ¼-in and agglomerated with cement, and the tests were run for about 120 days. Gold recovery continued throughout the test life and averaged 30.6% or about 80% of cyanide-soluble gold at these sites.

In 1992, McClelland Laboratories Inc. completed bottle-roll and column-leach tests on ½-in crush composite core material. Column-leach tests were open-cycle and ran for 46 days. After 14 days, gold pregnant solution grades were below detection limits. Column leach recovery averaged 42.9%, cyanide soluble gold averaged 65.8% and bottle-roll tests recovered 64.6% of cyanide soluble gold. Gold recovery was determined by gold capture on carbon.

In 1992, Amax Gold conducted two test programs on drill core, one at McClelland Laboratories on core from holes C17 through C20 and the second at Hazen Research on core from holes C21 through C26. Ten column-leach tests were run at ½-in crush, 11 at ¾-in and 11 at 1 ½-in. Little difference was noted in recovery between the three crush sizes. Evaluation of drill cuttings and core by AMAX showed that 67% of the gold is cyanide-soluble. Crushing and grinding tests revealed a moderately high abrasion index of 0.42 due in large part to the high silica content, and a Bond Work Index of 19.8 kilowatt hour/short ton (kwhr/sT).

In 1995, McClelland Laboratories did five bottle-roll tests on drill cuttings composited from cuttings drilled by Ican in 1994. The samples were crushed to 90% passing minus 8-mesh and leached for 96 hours. Recoveries ranged from 42.9% to 76.5% and averaged 61.6%. Gold recoveries increased for three of the samples to the end of the test, so the ultimate cyanide solubility of the material was not determined.

In 1996, Freegold commissioned Hazen Research Inc. to undertake a test program using the remaining core samples from the Amax work and on material obtained from four bulk-sample pits. Gold extractions were relatively quick, with over 80% of the gold being solubilized in only 20 days for eight of the nine samples tested. Average estimated cyanide consumption and lime addition were 0.4 lb sodium cyanide (NaCN) per short ton and 0.8 lb calcium oxide (CaO) per short ton. Environmental leaching tests conducted on column tailings indicated that soluble mercury, arsenic, and barium exist in most of the samples at unacceptably high levels as defined by the Meteoric Water Mobility Test and Synthetic Precipitation Leaching Procedure test. Soluble molybdenum is also still present in the tailings in significant amounts.

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WGM supervised additional metallurgical test work during 1996-1997 and in reviewing previous work, concluded that column tests, which represented the heap leach process, had been terminated prematurely. The rate of leaching slows but continues inexorably. Freegold then commissioned WGM to obtain additional bulk samples for metallurgical testing to assess long-term leaching characteristics. Three run-of-mine bulk samples were sent to McClelland for testing together with four-inch diameter core from holes C27 through C36 to obtain composites of sandstone/siltstone and brecciated sandstone/siltstone that were subjected to column-leach testing. Cyanide-solubility tests on pulps used in head assaying for the seven bulk samples and core composites indicate that a variable percentage of the contained gold is unavailable to cyanide, most likely due to silica and/or sulphide encapsulation. Average cyanide-solubility extractions for the bulk samples ranged from 71.0% to 87.7% and averaged 78.6% for the seven bulk samples. These data indicate that about 21% of the contained gold is not liberated with grinding to minus 150 mesh size. A similar trend was indicated for the core composites for which cyanide solubility extractions ranged from 59.3% to 89.8% and averaged 73.4%.

Agitated cyanidation bottle-roll test results indicated that the core composites are amenable to cyanidation treatment at a feed size of 80% passing 10 mesh, with gold extractions from 27.3% to 61.9% and averaging 48.8% after 96 hours of leaching. Average gold extractions were 45.1% from two breccia composites, 50.8% from six sandstone/siltstone composites, and 47.6% from mixed breccia-sandstone/siltstone composites, suggesting that metallurgical differences between rock types are not substantial. Cyanide consumption was generally low, ranging from 0.30 to 0.89 lb/sT and averaged 0.49 lb/sT. Lime consumption ranged from 3.5 to 8.8 lb/sT and averaged 5.3 lb/sT.

Large column-percolation leach test results indicated that bulk samples are amendable to heap leach cyanidation treatment at a nominal six-inch feed size. Gold extractions of 55.9%, 78.9%, and 83.0% were achieved in about 80 days of leaching and washing. Gold extraction was substantially complete in about 30 days; extraction continued after 30 days, but at a much lower rate. Average cyanide consumption was 0.80 lb/sT of material. Lime requirements were moderate, ranging from 5.5 to 9.7 lb/sT.

Column percolation leach tests also were conducted on the core composites at 90% passing two-in and 80% passing ½-in. In general, core composites returned lower gold extractions than the bulk samples. Overall extractions and extraction rates were higher for ½-in material than for two-in material, regardless of leach time. Extraction rates over the initial 21 days were fairly rapid, but gold extraction progressed at a slow rate for the remainder of the 66-day leach cycles regardless of crush size. Cyanide consumption averaged one lb/sT and lime consumption averaged 7.6 lb/sT. Gold extractions ranged from 40% to over 50% for ½-in material.

Vat leach tests were conducted on plus six-inch screened material from each bulk sample to evaluate the effectiveness of primary crushing and to determine if plus six-in material could be discarded without significant loss of gold. Gold extractions of 21.9%, 29.6%, and 46.4% percent were achieved in 76 days of vat leaching and washing. The column-leach testing of the seven minus six-inch ROM samples from surface pits yielded higher extractions of gold (average of 69.4%) compared to column-leach tests performed on crushed core as fine as minus ½-in. WGM attributed the higher extractions from ROM samples to fractures created in the rock during blasting. In studying the relationship between gold extraction and size fraction, WGM found differences in results from the McClelland and Hazen tests. McClelland’s data showed relatively constant extraction from all size fractions down to about ¼-inch, implying that good blasting and fragmentation of the material could make crushing unnecessary. In contrast, Hazen’s data showed that extractions increased as the particle size decreased. WGM concluded that the conflicting results were caused by differences in the physical character of the samples, such as the amount of silicification, and the fact that one set of samples had been created by higher-velocity explosives that created more fractures.

Almost all the gold mineralization at Almaden occurs in altered arkosic sandstone and siltstone. WGM examined the gold extractions of both brecciated and massive sandstone-siltstone samples and concluded that the underlying cause of high or low gold extractions is not related to rock type, but is instead due to factors such as alteration, silicification, and/or the presence of pyrite.

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Additional geochemical analyses were conducted for silver and mercury during the 1997 metallurgical tests. Silver grades were low or undetectable for all bulk pit and core composites. Mercury analyses were conducted on loaded carbon from all column and vat leach tests. Constituent analyses for environmental consideration were conducted on final barren solutions from the minus six-inch column-leach material derived from bulk samples. Calcium levels in the solutions indicated the potential for scaling in pumps and piping. High silica contents also may lead to scaling and to carbon fouling. Mercury content averaged 6.5 ppm in barren solutions even though significant mercury was absorbed by carbon in the recovery circuit. High concentrations of arsenic, cadmium, copper, iron, and nickel were also noted in the barren solutions.

Limited testing completed on carbon loading and carbon kinetics revealed low carbon loading for gold in all the 1997 ROM samples. Some of the carbon loading problem may be associated with high organic matter in the hot springs environment during alteration and mineralization. Further analysis also indicated that mercury was being loaded onto carbon at a rate 2.5 times that of gold and eight times that of silver. Based on these results, a Merrill-Crowe zinc precipitation circuit was recommended for commercial production applications at Almaden, as a Merrill-Crowe system would not be affected by either the high mercury or the high organic carbon content of the mineralization.

In their 2009 technical report, MDA noted that rock in the pits used for the WGM tests is composed primarily of chalcedonic sedimentary debris breccia which represents a very small portion of the Almaden resource and the results of tests on samples derived from these pits may therefore not be globally applicable to the Almaden resource. The core composites were comprised of silicified sandstone/siltstone that is the dominant host rock at Almaden and therefore the results from these samples may be more representative.

Freegold drilled six large-diameter (PQ) core holes in 2006 to obtain samples for metallurgical testing. Four of the core holes are located in the Main Zone, one in the North Zone, and the sixth is on the ridge east of the Main Zone. These holes provided a representative suite of samples from throughout the deposit. The unsplit core from these holes was sent to McClelland for testing. Results are available for five-foot cyanide solubility analyses for each of the metallurgical holes and diagnostic leach testing of two composites from the holes.

A series of bottle-roll tests were conducted on splits of two of the core composites to determine the occurrence of gold. One composite was identified as “breccia” and the other as “silicified sandstone”. Each one-kg (2.2 lb) sample was ground to 80% passing -75 micron (µm) in size. Five sequential leach steps were performed. The composites were subjected to direct cyanidation, acetic acid pre-leach followed by cyanidation, hydrochloric acid followed by cyanidation, and nitric acid followed by cyanidation. The residue from the final cyanidation, after the nitric acid leach, was subjected to roasting, followed by cyanidation of the calcine, and fire assay in triplicate of the final leached residue to determine residual precious metal content. The purpose of the diagnostic leach test was to determine the approximate proportions of gold that are available to direct cyanidation, encapsulated by silica, or closely associated with sulphides or other minerals that may interfere with direct cyanidation. Results from the leach test of the breccia composite showed that most of the contained gold (~ 72%) was recoverable by direct cyanidation and 21% of the contained gold values were associated with silica encapsulation, with the remainder of the gold values associated with calcite, jarosite, or sulphide. By comparison, the individual five-foot analyses for this sample yielded an average cyanide-soluble to fire-assay ratio of 72%. Results from the diagnostic leach test of the silicified sandstone composite showed that less than half of the contained gold (~ 41%) was recoverable by direct cyanidation, 29% of the contained gold values were associated with sulphide, mainly arsenopyrite with some pyrite, 23% of the contained gold was associated with silica encapsulation, and the remainder of the gold was associated with calcite, jarosite, or organic carbon. The individual five-foot analyses yielded an average cyanide-soluble to fire-assay ratio of 53%.

Gold recovery varies throughout the deposit depending on factors such as rock type, abundance and oxidation state of sulphide minerals, alteration, silicification, and processing methodology. For these reasons it is not known whether the recoveries from the samples that have been tested are representative of recoveries for the entire deposit. The oxidation state of sulphide minerals, silica encapsulation, among other possible factors, could have a significant effect on economic extraction of gold.

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14	Mineral Resource Estimates

14.1	Introduction

Data used for the resource estimate described in this section comprised collar location and down-hole survey data for 934 drillholes, 42,712 gold assays for those holes, as well as downhole survey and lithology files, all in csv format. Data is in imperial units (intervals in ft and assays in oz/sT).

14.2	Capping

Gold assays were not capped as there are no meaningful outliers in the assay population. See Figure 14.1.

Figure 14.1     Almaden Cumulative Probability Plot for Gold Assays (oz/st)

14.3	Composites

Ninety-five percent of the assay intervals in the dataset are five ft in length, so assays were composited to five (5) ft within the grade shell used to constrain the resource estimate. Missing assays within the wireframe were assigned a value for gold of zero.

14.4	Bulk Density

A single bulk density value was used in this estimate and was based on 100 measurements that were made on drillcore (holes C27 through C36) from holes that were located both within the Main zone and from areas peripheral to it. Chalcedonic and hydrothermal breccias had an average bulk density of 2.43 grams per cubic centimeter (g/cm3) and peripheral, less-altered rock types had an average bulk density of 2.55 g/cm3. The average of these two values, 2.5 g/cm3, was used in this estimate and was converted to the imperial equivalent by dividing 35.315 cubic feet per cubic meter by 2.5 tonnes per cubic meter to obtain cubic feet per metric tonne and multiplying that result by 0.907185 to obtain cubic feet per short ton. The result is 12.8 ft3/sT that was rounded to 13 ft3/sT. The reciprocal is 0.0769 sT/ft3.

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14.5	Geological Interpretation

Lithological data from drill logs indicate that the host lithology of approximately 77% of the samples in the assay dataset is sandstone and the remaining 23% are distributed among 15 other geological units (Table 14.1), so although sandstone is the most important host for gold mineralization, it is not the only one and the deposit cannot be represented by the sandstone unit alone. Further, the variability of gold grade within lithological units is similar to the variability among them, so the construction of a geological model based on lithology domains was not considered to be beneficial. MDA (2009) classified approximately 17,700 sample intervals on the basis of their state of oxidation (oxide, intermediate and sulphide). An analysis of oxide state relative to sample interval indicates that oxide, mixed and sulphide intervals are not distributed in a consistent pattern and may reflect variations in permeability, both primary and structural, rather than depth below surface or discrete stratigraphic units. Because their distribution lacks spatial coherence, oxidation state is also not considered useful to define domains for modelling of the gold resource. For these reasons, the distribution of gold was modelled simply as a grade shell. Cutoff grades from 0.001 to 0.003 oz/sT were tested and an envelope representing all values greater than 0.001 oz/sT was chosen as it provided the best continuity among drillholes and captured all significant drill intercepts (Figure 14.2).

Table 14.1     Almaden Lithological Units and Average Gold Content

Rock Type	Number of Assays	Percent	Average Au oz/st	Average Au g/t
Alluvium	540	1.43	0.020	0.621
Basalt	532	1.41	0.011	0.356
Breccia Hydrothermal	615	1.63	0.014	0.440
Breccia Tectonic	139	0.37	0.010	0.300
Calcite	22	0.06	0.003	0.100
Claystone	1,540	4.08	0.010	0.321
Colluvium	693	1.84	0.015	0.451
Conglomerate Coarse	243	0.64	0.008	0.243
Fault	196	0.52	0.011	0.351
Landslide	132	0.35	0.013	0.396
Rhyolite	682	1.81	0.015	0.473
Sandstone	29,587	78.41	0.013	0.362
Siltstone	2,013	5.33	0.011	0.353
Sinter	290	0.77	0.010	0.318
Tuff	9	0.02	0.011	0.339
Vein Quartz / Calcite	395	1.05	0.009	0.291
Total	37,734	99.72	0.012	0.376

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Figure 14.2     Almaden Gradeshell 0.001 Ounces per Short Ton

N
DRILLHOLES
OUTLINE OF RESOURCE MODEL
GRADESHELL 0.001 OPST AU
0 FEET 1000
Y=43000
Y=42500
Y=42000
Y=41500
Y=41000
Y=40500
Y=40000
Y=39500
Y=39000
Y=38500
Y=38000
Y=37500
Y=37000
Y=36500
Y=36000
Y=35500
X=369500
X=370000
X=370500
X=371000
X=371500
X=372000
X=372500
X=373000
X=373500
X=374000
X=374500
X=375000
X=375500

Source: GMRS 2020

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14.6	Analysis of Spatial Continuity

Variography was carried out using Sage2002 software. Parameters obtained are shown in Table 14.2 and the variogram is shown in Figure 14.3. The nugget value (C0) was established by estimating a downhole variogram with a five ft lag. The C1 – C2 variogram was estimated using a lag of 25 ft.

Table 14.2     Almaden Variogram Parameters

Name	Type	Sill	Range (Ft)			Azimuth	Dip	Spin
			Long	Median	Short	(°)	(°)	(°)
C0	Nugget	0.25	0	0	0	0	0	0
C1	Spherical	0.32	135	50	20	122	88	0
C2	Spherical	0.43	350	150	50	54	10	0

Figure 14.3     Almaden Variogram

A search ellipse, based on the long-range variogram, was constructed with the dimensions shown in Table 14.3. The mineralization is essentially horizontal, so the search ellipse is also horizontal. Mineralization appears to follow both northeast and northwest trends so as a compromise between these two directions, the long axis of the search ellipse was oriented due north (0°).

Table 14.3     Almaden Search Ellipse

Name	Azimuth (°)	Dip (°)	Spin (°)	N - S (Ft)	E-W (Ft)	Vertical (Ft)
Almaden Au	0	0	0	325	225	50

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14.7	Block Model

The block model was constructed with the parameters shown in Table 14.4. The outline of the block model is shown in Figure 14.2 relative to the grade shell and drillholes on which the estimate is based.

Table 14.4     Almaden Block Model Parameters

Axis	Origin *	Size (ft)		Number
X	370250	20	Columns	218
Y	35500	30	Rows	248
Z	1400	10	Levels	261
* Block Centroid, Minimum X, Y, and Z
Block Model Was Not Rotated

The estimate was carried out using Imperial units: intervals in ft, assays in oz/sT, and a tonnage factor in units of sT/ft3. Block gold grades were also interpolated in units of g/t by multiplying oz/sT by 34.2857. The conversion was made in the assay file and the g/t values were imported into the model together with oz/sT gold assay values. Gram / tonne gold grades were estimated because the estimated resource is stated in metric units.

14.8	Interpolation Plan

Grades were interpolated into the block model in a single pass using ordinary kriging. For a grade to be interpolated into a block it was necessary that a minimum of two (2) and a maximum of six (6) composites be located within the volume of the search ellipse. A maximum of one composite per drill hole was allowed to ensure that geological continuity was demonstrated by requiring that each block was informed by a minimum of two drill holes.

The estimation process calculates a volume per block, in cubic feet, for that portion of each block within the constraining grade shell. That volume is then converted to sT on the basis of the tonnage factor with units of sT/ft3. In this estimate, the bulk density used was 13 ft3/sT and the reciprocal tonnage factor is 0.0769 sT/ft3.

At the end of the estimation process, short tons were converted to metric tonnes by multiplying by 0.907185. Contained ounces of gold were calculated for each cutoff grade by multiplying grade in oz/sT by short tons, and as a check on the estimate, by multiplying grade in g/t by tonnes and dividing that product by 31.10348.

14.9	Reasonable Prospects of Eventual Economic Extraction

Most of the estimated resource is located at or near surface and therefore was constrained by a conceptual pit to demonstrate reasonable prospects of eventual economic extraction. Pit parameters are shown in Table 14.5. Although the estimated resource extends beneath the conceptual pit, an estimate of a potential underground resource was not made, because the grade of this portion of the model is considered too low to support the cost of underground mining. Figure 14.4 shows the interpolated block model that has been constrained by the conceptual pit shell and clipped against surface topography.

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Table 14.5     Almaden Conceptual Pit Parameters

Item	Unit	Value
Gold	Ounce	US$1,500
Gold	Gram	US$48.22
Mining	Cost/tonne	US$2.25
Processing	Cost/tonne	US$10.00
Mining Recovery	Percent	100
Process Recovery	Percent	80
Mining Dilution	Percent	100
Pit Slope	Degrees	45

Figure 14.4      Almaden Block Model

Source: GMRS 2020

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14.10	Mineral Resource Classification

Blocks were classified as Indicated or Inferred on the basis of the number of contributing composites and the distance from the block centroid to those composites, according to the criteria shown in Table 14.6. The interpolation of classification categories was based on all composites within the grade shell. Figure 14.5 shows the disposition of classified resources.

Table 14.6     Almaden Mineral Resource Estimate Classification Criteria

Classification	Composites			Azimuth	Dip	Spin	Major	Median	Minor
Category	Minimum	Maximum	Max / Hole	(°)	(°)	(°)	(Ft)	(Ft)	(Ft)
Indicated	4	6	1	0	0	0	200	150	25
Inferred	2	6	1	0	0	0	400	300	50

Figure 14.5     Almaden Mineral Resource by Classification

Source: GMRS 2020

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14.11	Mineral Resource Tabulation

The base case for the pit-constrained resource estimate was taken as 0.3 g/t gold. Mining plus processing costs divided by the value of gold per gram equals 0.254 g/t but this value was rounded up to 0.3 g/t to reflect the approximate nature of the estimation parameters.

Table 14.7 summarizes the pit-constrained Almaden resource estimate at a range of cutoff grades. The base case cutoff of 0.3 g/t is highlighted. Tonnes and ounces of gold have been rounded to the nearest 10,000.

Table 14.7     Almaden Mineral Resource Estimate at 0.3 g/t Au Cutoff

CutOff Au g/t	Classification	Tonnes_Metric	Au g/t	Au Ounces
1.00	Indicated	5,540,000	1.33	240,000
1.00	Inferred	610,000	1.35	30,000
0.80	Indicated	10,050,000	1.13	370,000
0.80	Inferred	1,170,000	1.13	40,000
0.60	Indicated	18,710,000	0.93	560,000
0.60	Inferred	2,570,000	0.88	70,000
0.50	Indicated	25,390,000	0.83	670,000
0.50	Inferred	4,080,000	0.76	100,000
0.40	Indicated	34,140,000	0.73	800,000
0.40	Inferred	6,580,000	0.64	130,000
0.30	Indicated	43,470,000	0.65	910,000
0.30	Inferred	9,150,000	0.56	160,000
0.20	Indicated	50,490,000	0.59	960,000
0.20	Inferred	11,630,000	0.49	180,000

An underground resource was not estimated as a coherent group of blocks of appropriate grade to support the cost of underground mining (assumed to be approximately 3 g/t Au), does not exist.

14.12	Block Model Validation

The block model was validated qualitatively by comparing composite grades with surrounding block grades. The block model was also validated by swath plots which compare composite and block grades quantitatively. The swath plots also show good correlation between composite and block grades as shown in Figure 14.6.

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Figure 14.6     Almaden Swath Plots

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14.13	Comparison With Previous Estimates

The most recent resource estimate for the Property was completed by MDA in 2009. Table 14.8 is a comparison between the current estimate and the MDA 2009 estimate. NOTE: The MDA cutoff and estimated grade are expressed in ounces per short ton and the tonnage is expressed in short tons. For purposes of comparison, the MDA estimate has been converted to metric units by multiplying oz/sT by 34.2857 to give the equivalent grade in g/t, and sT have been multiplied by 0.907185 to give metric T.

Table 14.8     Almaden Current Resource Estimate Compared to MDA 2009 Estimate

Current Resource Estimate
Classification	CutOff Au g/t	Tonnes	Grade Au g/t	Ounces Au
Indicated	0.30	43,470,000	0.65	910,000
Inferred	0.30	9,150,000	0.56	160,000
MDA 2009 Resource Estimate
Classification	CutOff Au g/t	Tonnes	Grade Au g/t	Ounces Au
Measured + Indicated	0.34	39,054,314	0.69	864,000
Inferred	0.31	4,780,865	0.55	84,000

NOTE: The MDA 2009 mineral resource estimate is a historic estimate, and the QP has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve and GMI is not treating the historical estimate as current mineral resource or mineral reserve.

MDA partitioned their estimate into a number of grade and oxide domains so in addition to the conversion to metric units, Table 14.10 also states the MDA estimate as a weighted average of their individual domains. The MDA 2009 estimate also had a Measured category, which the current estimate does not. The current estimate has approximately 11% more tonnes and 5% more ounces of gold in the Measured + Indicated category and 91% more Inferred tonnes and 90% more Inferred ounces. These differences are attributed to the addition of more data (Terraco core holes), the use by MDA of a slightly higher cutoff grade than that used for the current estimate, and possibly to the influence of a higher gold price used in the construction of the conceptual pit to constrain the current estimate.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that may affect the resource estimate.

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15	Mineral Reserve Estimates

Not applicable.

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16	Mining Methods

Not applicable.

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17	Recovery Methods

Not applicable

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18	Project Infrastructure

Not applicable

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19	Market Studies and Contracts

Not applicable.

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20	Environmental Studies, Permitting and Social or Community Impact

Not applicable.

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21	Capital and Operating Costs

Not applicable.

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22	Economic Analysis

Not applicable.

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23	Adjacent Properties

There are no adjacent properties.

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24	Other Relevant Data and Information

There is no additional information or explanation necessary to make this technical report more understandable and not misleading.

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25	Interpretation and Conclusions

The Almaden Property was historically the site of a mercury mine. The presence of gold was known during the period of mercury mining but was not considered significant given the average grade and gold prices at that time. Emphasis shifted to the economic potential of gold in 1979 and between then and 2012, the Property was explored by a number of companies that collectively drilled 936 holes with an aggregate length of 70,254 meters.

The Property is underlain, from oldest to youngest, by Miocene-age basalt, Payette Formation sandstone and siltstone, and lacustrine sedimentary rocks of the Pliocene-age Idaho Group that are exposed in an erosional window through the Weiser Basalt.

Most gold mineralization that has been identified to date occurs within a north-trending graben and most of the exploration drilling has been concentrated within and peripheral to that graben. The graben is bounded on the east by the Main Fault and on the west by the B Fault and sedimentary units change in thickness and character across these bounding faults.

The drill programs delineated four tabular zones of epithermal gold mineralization, the Main, North, Stinking Water and Cove Creek. The Main Zone is constrained within a graben that is bounded by the northwest-trending Main and B Faults. The North Zone mineralization was deposited on the eastern flank of the graben, approximately 600 m north of the Main Zone. The Stinking Water Zone is located 600 m west of the North Zone and is interpreted to be a slumped portion of that zone. The Cove Creek Zone is located approximately 600 m south of the Main Zone and is inferred to be a slumped portion of the Main Zone.

The characteristics of gold-mercury mineralization at Almaden are consistent with a low-sulfidation, epithermal, hot spring deposit type. Almaden mineralization is similar to time-stratigraphically equivalent occurrences and deposits of gold, silver, and mercury elsewhere in Nevada, Oregon, and Idaho, although the presence of molybdenum at Almaden is unusual for this deposit type.

Mineralization is associated with multi-phase hydrothermal brecciation and veining, strong silicification, acid alteration, and faulting. Much of the sinter and opalized sandstones exposed at surface, appears to post-date gold mineralization because of the low value of contained gold. Mercury was present late in the hydrothermal events that deposited the gold.

This report includes a mineral resource estimate that was carried out using assay data from drilling to the end of 2012. The estimate was done by ordinary kriging on blocks that measured 20 ft east-west, 30 ft north-south and 10 ft vertically. The resultant block model was then constrained by a conceptual pit because most of the deposit occurs at and near surface.

Base case for the estimate is taken at a cutoff grade of 0.3 g/t. At that cutoff, the deposit is estimated to contain an Indicated resource of 43,470,000 T with an average grade of 0.65 g/t for 910,000 contained oz of gold, and an Inferred resource of 9,150,000 T with an average grade of 0.56 g/t for 160,000 contained oz.

The author concludes that technical risks with respect to the mineral resource estimate and the potential economic viability of the project may include underestimation of gold grades because of loss of gold in faults and fractures. Equally however, those same faults and fractures may be sufficiently abundant that they would exert a negative effect on the estimated volume of rock, thereby leading to an overestimation of the tonnage of mineralized rock present. The economic viability of the deposit may also be affected by metal recoveries. There have been numerous metallurgical studies with varying results. At this time, trade-off studies have not been completed to determine the optimum commercial extraction process. At this time, there are no known risk factors that may affect access, title, or the right or ability to perform work on the Property.

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In summary, the Almaden low-sulphidation epithermal deposit, which includes the Main, North, Stinking Water and Cove Creek Zones, have enough merit to warrant further exploration expenditures required to advance the project to a Preliminary Economic Assessment (PEA). The deposit has been tested by relatively shallow drilling (average drill hole length of 75 m) with many of these holes ending in mineralization. Additionally, most of the drill holes were drilled vertically, which would not adequately test for high-angle or vertical fractures and faults that could potentially host high-grade feeder veins. GMRS recommends an exploration program to better define the outside limits of mineralization as well as to test for high-grade feeder veins that could potentially underlie the flat-lying mineralization outlined to date. A comprehensive metallurgical program that builds on the studies completed to date should be undertaken to determine the optimal processing method. This work along with an updated resource estimate incorporating the above drill results should then be incorporated into a scoping level PEA to determine if the project should be advanced through a pre-feasibility and feasibility study.

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26	Recommendations

GMRS recommends the following two-phase program to advance the Almaden Project:

26.1	Phase One Program – Drill Program to identify potential high-grade feeder mineralization

●	Alteration study using Terraspec short-wave infrared spectroscopy (SWIR) to map clay

●	mineralogy on surface and in drill hole samples to delineate zones or structures with potential

●	for higher gold grades;

●	Build three-dimensional alteration model;

●	Sample and map surface geology to determine orientation, distribution and frequency of

●	potential high-grade feeder veins;

●	Controlled source audio-frequency magnetotellurics (CSAMT) geophysical survey to identify

●	zones of sub-surface electrical resistivity and conductivity, representing silicification and clay

●	alteration related to epithermal vein systems; and

●	Diamond drill program using angled holes to test targets identified in the mapping and

●	CSAMT survey.

The proposed budget for this Phase One Program totals $2,060,290 and is outlined in Table 26.1.

Table 26.1     Phase One Program – Drill Budget to Identify Potential High-grade Feeder Mineralization

Activity	Quantity	Rate	Total
Alteration Mapping	Contractor for three month program		C$200,000
CSAMT Survey	Geophysical Contractor for two months		C$150,000
Diamond Drilling	3,000 m (includes sampling and support)	C$500/m	C$1,200,000
Inhouse Geology & Management	2 geologist for 6 months (240 man-days)	C$1,000/day	C$240,000
		Subtotal	C$1,790,000
		Contingency (15%)	C$270,290
		Total	C$2,060,290

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26.2	Phase Two Program – Metallurgical Study and Preliminary Economic Assessment

Metallurgical Study

●

Engage metallurgical consultant experienced in low-sulphidation epithermal gold systems to review the numerous historic studies at Almaden and identify any additional metallurgical programs to determine optimum flow sheet;

●	Complete additional cyanide leach assays on diamond drill core not previously assayed with this methodology;

●	Build three-dimensional model of the deposit for oxide, transitional and sulphide

●	mineralization;

●	Complete studies to examine the potential for high pressure grinding rolls (HPGR), heap leach and more conventional vat leach processing; and

●	Trade-off studies examining capital costs, operating costs, gold recoveries, permitting, etc. for various processing circuits in light of the current gold price.

Preliminary Economic Assessment

●	Complete new resource estimate incorporating new drilling, and alteration and metallurgical models; and

●	Incorporate new resource and metallurgical results in PEA that examines both contract and owner mining.

The proposed budget for this Phase Two Program totals $1,909,000 and is outlined in Table 26.2.

Table 26.2     Phase Two Program – Metallurgical Study and Preliminary Economic Study

Activity	Quantity	Rate	Total
Metallurgical Consultant	Contractor for six-month program (120 man-days)	C$1,000/day	C$120,000
HPGR test work	Metallurgical Lab	C$1,000,000	C$1,000,000
Preliminary Economic Assessment	Mine Engineering Firm	C$300,000	C$300,000
Inhouse Engineering & Management	Contractor for twelve-month program (240 man-days)	C$1,000/day	C$240,000
		Subtotal	C$1,660,000
		Contingency (15%)	C$249,000
		Total	C$1,909,000

The above programs are independent of each other and results from the Phase One Program do not effect the decision on whether to proceed with the Phase Two Program. However, results from the Phase One program could determine the input parameters for the Preliminary Economic Assessment.

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27	References

Bonnichsen, B., White, C., McCurry, M., 2002: Tectonic and Magmatic Evolution of the Snake River Plain Volcanic Province. Idaho Geological Survey Bulletin 30.

Digital Geology of Idaho: geology.isu.edu/Digital_Geology_Idaho/

Forrester, C.S. and Wood, S.H., 2012: Geologic Map of the Holland Gulch 7.5-Minute Quadrangle, Washington County, Western Idaho. Idaho Geological Survey Technical Report 12-1.

HDR Engineering Inc. February 2020

Draft Phase 1 Environmental Site Assessment Idaho Almaden Mine Site on Nutmeg Mountain

For GoldMining Inc

Kimmel, P.G., 1982: Stratigraphy, age and tectonic setting of the Miocene-Pliocene lacustrine sediments of the western Snake River Plain, Oregon and Idaho. In Bill Bennichsen and R.M. Breckenridge, editors, Cenozoic Geology of Idaho. Idaho Bureau of Mines and Geology Bulletin 26, p 559 – 578.

Panteleyev, A., British Columbia Geological Survey Panteleyev, A. (1996): Epithermal Au-Ag: Low Sulphidation, in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Höy, T., Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 41-44.

Mine Development Associates, December 08, 2009: Technical Report Almaden Project, Washington county Idaho. Prepared for Western Standard Metals Ltd.

Mitchell, V.E., June 2000: History of the Almaden Mine, Washington County, Idaho. Idaho Geological Survey Staff Report 00-9

Terraco Gold Corp., 2012

Summary Report of Activities at the Nutmeg Mountain Gold Project-2012, Washington County, Idaho

Watts, Griffis, and McOuat Limited, 1997, Study of the feasibility of developing the Almaden gold deposit, Washington County, Idaho. for International Free Gold Mineral Development, Inc.

Western Standard Metals USA Inc. and EXP2 LLC. December 22, 2011

Gold and Silver Purchase Agreement

Western Standard Metals USA Inc. and EXP T1 Ltd. December 21, 2012

Gold and Silver Purchase Agreement

Wood, S.H., and D.M. Clemens, 2002, Geologic and tectonic history of the western Snake River Plain, Idaho and Oregon, in Bill Bonnichsen, C.M. White, and Michael McCurry, eds., Tectonic and Magmatic Evolution of the Snake River Plain Volcanic Province: Idaho Geological Survey Bulletin 30, p. 69-103.

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28	Date and Signature Page

Herewith, our report entitled Technical Report on the Almaden Gold Property”, dated April 01, 2020 was prepared on behalf of GoldMining Inc. by Greg Z. Mosher of Global Mineral Resource Services.

_______________________________

Gregory Z. Mosher, P.Geo, M.Sc. Applied             Dated: July 14, 2020

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29	Certificate of Qualified Person

I, Gregory Z. Mosher, P. Geo., of North Vancouver, British Columbia, do hereby certify:

1.	I am a geologist with a business address at #603 – 131 East Third Street North Vancouver, Canada, V7L 0E3.

2.	This certificate applies to the technical report entitled “Technical Report on the Almaden Gold Property”, dated April 01, 2020 (the “Technical Report”).

3.

I am a graduate of Dalhousie University (B.Sc. Hons., 1970) and McGill University (M.Sc. Applied, 1973). I am a member in good stand of the Association of Professional Engineers and Geoscientists of British Columbia, License #19267.

4.

My relevant experience with respect to gold deposits includes over 30 years of exploration for and evaluation of such deposits. I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”).

5.	My personal inspection of the Property was on February 24 and 25, 2020, for a total of 1.5 days.

6.	I am responsible for all sections of the Technical Report.

7.	I am independent of GoldMining Inc. as defined by Section 1.5 of the Instrument.

8.	I have no prior involvement with the Property that is the subject of the Technical Report.

9.	I have read the Instrument and the Technical Report has been prepared in compliance with the Instrument.

10.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed:

________________________

Greg Z. Mosher, P.Geo.

Date: July 14, 2020

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30	Appendix 1 Property Status

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Almaden Property Land Status:

The Property comprises two (2) leases and 210 unpatented lode mining claims with a total area of approximately 3,773 acres and all controlled as to 100% by GoldMining Inc. (GMI), All lands are within T11N R3W and T10N R3W, B.M., Washington County, Idaho.

Lease holdings: Two leasehold interests 100% controlled by GMI:

1) 3/21/1979 DAV Investments, LLC Mining lease covering 12 patented mining claims (247.77 acres), and one 40-acre fee parcel total 287.77 acres; and

2) 3/17/1981 Chrestensen (et al) Mining Lease with Purchase Option, covering 240 acres of fee surface and 200 acres of fee minerals.

There is one location within the Property where mineral rights are severed: Within the Chrestensen lease area west of Stinking Water Basin, minerals are severed on approximately 40 acres. This 40-acre parcel is far removed from the main deposit and is believed to be devoid of mineralization.

Almaden landholdings are summarized in Table 1. Unpatented claims are listed in Table 2.

Table 30.1     Almaden Property Land Status Summary

Holdings / Agreements	Property Type	Acres	Gross Acres	Net Acres
DAV Investments Lease	Patented Claims	247.77	247.77	287.77
DAV Investments Lease	Fee Parcel	40.00	40.00
Chrestensen Lease	Fee Surface	240.00	240.00	200.00
Chrestensen Lease	Fee Minerals	200.00
100% GMI Controlled	Unpatented Claims	3,750.00	3,773.11	3,773.11
		Total	4,300.88	4,260.88

Table 30.2     Almaden Unpatented Claims

Serial Number	Lead Serial Number	Claim Name	County	Disposition	Case Type	Last Assmt Year	Location Date	Meridian Township Range Section	Subdivision
IMC110596	IMC110594	CR-3	WASHINGTON	ACTIVE	LODE	2018	07-03-1986	08 0110N 0030W 032	SW
IMC110597	IMC110594	CR-4	WASHINGTON	ACTIVE	LODE	2018	07-03-1986	08 0110N 0030W 032	SW
IMC110598	IMC110594	CR-5	WASHINGTON	ACTIVE	LODE	2018	07-03-1986	08 0110N 0030W 032	SW
IMC110599	IMC110594	CR-6	WASHINGTON	ACTIVE	LODE	2018	07-03-1986	08 0110N 0030W 032	SW
IMC110601	IMC110594	CR-26	WASHINGTON	ACTIVE	LODE	2018	07-01-1986	08 0100N 0030W 009	NW
IMC110602	IMC110594	CR-27	WASHINGTON	ACTIVE	LODE	2018	07-01-1986	08 0100N 0030W 009	NW
IMC110603	IMC110594	CR-29	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 004	NE
IMC110604	IMC110594	CR-30	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 004	NE
IMC110605	IMC110594	CR-31	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 004	NE
IMC110606	IMC110594	CR-32	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 004	NE
IMC110607	IMC110594	CR-33	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 004	NE,SE
IMC110608	IMC110594	CR-34	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 004	SE
IMC110609	IMC110594	CR-35	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 004	SE
IMC110610	IMC110594	CR-36	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 004	SE
IMC110611	IMC110594	CR-37	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 004	SE

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								08 0100N 0030W 009	NE
IMC110612	IMC110594	CR-38	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 009	NE
IMC110613	IMC110594	CR-39	WASHINGTON	ACTIVE	LODE	2018	06-26-1986	08 0100N 0030W 009	NE
IMC117968	IMC117968	CR-10	WASHINGTON	ACTIVE	LODE	2018	11-18-1986	08 0100N 0030W 008	NE
IMC117969	IMC117968	CR-11	WASHINGTON	ACTIVE	LODE	2018	11-18-1986	08 0100N 0030W 008	NE
IMC117970	IMC117968	CR-12	WASHINGTON	ACTIVE	LODE	2018	11-18-1986	08 0100N 0030W 008	NE
IMC117971	IMC117968	CR-13	WASHINGTON	ACTIVE	LODE	2018	11-18-1986	08 0100N 0030W 008	NE
IMC117972	IMC117968	CR-14	WASHINGTON	ACTIVE	LODE	2018	11-18-1986	08 0100N 0030W 008	SE
IMC117973	IMC117968	CR-15	WASHINGTON	ACTIVE	LODE	2018	11-18-1986	08 0100N 0030W 008	SE
IMC117974	IMC117968	CR-18	WASHINGTON	ACTIVE	LODE	2018	11-13-1986	08 0100N 0030W 008	NE
								08 0100N 0030W 009	NW
IMC117975	IMC117968	CR-19	WASHINGTON	ACTIVE	LODE	2018	11-13-1986	08 0100N 0030W 008	NE
								08 0100N 0030W 009	NW
IMC117976	IMC117968	CR-20	WASHINGTON	ACTIVE	LODE	2018	11-13-1986	08 0100N 0030W 008	NE
								08 0100N 0030W 009	NW
IMC117977	IMC117968	CR-21	WASHINGTON	ACTIVE	LODE	2018	11-13-1986	08 0100N 0030W 008	NE
								08 0100N 0030W 009	NW
IMC14600	IMC14600	IA #1	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 028	SW
IMC14601	IMC14600	IA #2	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 028	SW
IMC14602	IMC14600	IA #3	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 028	SW
								08 0110N 0030W 033	NW
IMC14603	IMC14600	IA #4	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 033	NW
IMC14604	IMC14600	IA #5	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 033	NW
IMC14605	IMC14600	IA #6	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 033	NW
IMC14606	IMC14600	IA #7	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 033	NW,SW
IMC14607	IMC14600	IA #8	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 033	SW
IMC14608	IMC14600	IA #9	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 033	SW
IMC14609	IMC14600	IA #10	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0110N 0030W 033	SW
IMC14610	IMC14600	IA #11	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0100N 0030W 004	NW
								08 0110N 0030W 033	SW
IMC14611	IMC14600	IA #12	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0100N 0030W 004	NW
IMC14612	IMC14600	IA #13	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0100N 0030W 004	NW
IMC14613	IMC14600	IA #14	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0100N 0030W 004	NW
IMC14614	IMC14600	IA #15	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0100N 0030W 004	NW
IMC14615	IMC14600	IA #16	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0100N 0030W 004	NW,SW
IMC14616	IMC14600	IA #17	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0100N 0030W 004	SW
IMC14617	IMC14600	IA #18	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0100N 0030W 004	SW
IMC14618	IMC14600	IA #19	WASHINGTON	ACTIVE	LODE	2018	05-11-1979	08 0100N 0030W 004	SW

Page | 78

Almaden Gold Property
GoldMining Inc.

IMC14619	IMC14600	IA #20	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 004	SW
								08 0100N 0030W 005	SE
IMC14620	IMC14600	IA #21	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 004	SW
								08 0100N 0030W 005	SE
IMC14621	IMC14600	IA #22	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 004	SW
								08 0100N 0030W 005	SE
IMC14622	IMC14600	IA #23	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 004	NW,SW
								08 0100N 0030W 005	NE,SE
IMC14623	IMC14600	IA #24	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 004	NW
								08 0100N 0030W 005	NE
IMC14624	IMC14600	IA #25	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 004	NW
								08 0100N 0030W 005	NE
IMC14625	IMC14600	IA #26	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 032	NE
								08 0110N 0030W 033	NW
IMC14626	IMC14600	IA #27	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 032	NE
								08 0110N 0030W 033	NW
IMC14627	IMC14600	IA #28	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 028	SW
								08 0110N 0030W 029	SE
								08 0110N 0030W 032	NE
								08 0110N 0030W 033	NW
IMC14628	IMC14600	IA #29	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 028	SW
								08 0110N 0030W 029	SE
IMC14629	IMC14600	IA #30	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 028	SW
								08 0110N 0030W 029	SE
IMC14630	IMC14600	IA #31	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 029	SE
IMC14631	IMC14600	IA #32	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 029	SE
IMC14632	IMC14600	IA #33	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 029	SE
								08 0110N 0030W 032	NE
IMC14633	IMC14600	IA #34	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 032	NE
IMC14634	IMC14600	IA #35	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 032	NE
IMC14635	IMC14600	IA #36	WASHINGTON	ACTIVE	LODE	2018	05-12-1979	08 0110N 0030W 032	NE
IMC14636	IMC14600	IA #37	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0110N 0030W 032	NE,SE
IMC14637	IMC14600	IA #38	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0110N 0030W 032	SE
IMC14638	IMC14600	IA #39	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0110N 0030W 032	SE
IMC14639	IMC14600	IA #40	WASHINGTON	ACTIVE	LODE	2018	05-13-1979	08 0110N 0030W 032	NE,SE
IMC14640	IMC14600	IA #41	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0110N 0030W 032	SE

Page | 79

Almaden Gold Property
GoldMining Inc.

IMC14641	IMC14600	IA #42	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0100N 0030W 005	NE
								08 0110N 0030W 032	SE
IMC14642	IMC14600	IA #43	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0100N 0030W 005	NE
IMC14643	IMC14600	IA #44	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 005	NE
IMC14644	IMC14600	IA #45	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 005	NE
IMC14645	IMC14600	IA #46	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 005	NE,SE
IMC14646	IMC14600	IA #47	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 005	SE
IMC14647	IMC14600	IA #48	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 005	SE
IMC14648	IMC14600	IA #49	WASHINGTON	ACTIVE	LODE	2018	05-14-1979	08 0100N 0030W 005	SE
IMC14649	IMC14600	IA #50	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	SW,SE
IMC14650	IMC14600	IA #51	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	SW,SE
IMC14651	IMC14600	IA #52	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	SW,SE
IMC14652	IMC14600	IA #53	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NE,NW,SW,SE
IMC14653	IMC14600	IA #54	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NE,NW
IMC14654	IMC14600	IA #55	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NE,NW
IMC14655	IMC14600	IA #56	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NE,NW
IMC14656	IMC14600	IA #57	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0100N 0030W 005	NE,NW
IMC14657	IMC14600	IA #58	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0100N 0030W 005	NE,NW
								08 0110N 0030W 032	SW,SE
IMC14658	IMC14600	IA #59	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0110N 0030W 032	SW,SE
IMC14659	IMC14600	IA #60	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0110N 0030W 032	SW,SE
IMC14660	IMC14600	IA #61	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0110N 0030W 032	NE,NW
IMC14661	IMC14600	IA #62	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0110N 0030W 029	SW,SE
								08 0110N 0030W 032	NE,NW
IMC14662	IMC14600	IA #63	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0110N 0030W 029	SW,SE
IMC14663	IMC14600	IA #64	WASHINGTON	ACTIVE	LODE	2018	05-15-1979	08 0110N 0030W 029	SW,SE
IMC14664	IMC14600	IA #65	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NW
								08 0100N 0030W 006	NE
								08 0110N 0030W 031	SE
								08 0110N 0030W 032	SW
IMC14665	IMC14600	IA #66	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NW
								08 0100N 0030W 006	NE
IMC14666	IMC14600	IA #67	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NW
								08 0100N 0030W 006	NE
IMC14667	IMC14600	IA #68	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NW
								08 0100N 0030W 006	NE
IMC14668	IMC14600	IA #69	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NW

Page | 80

Almaden Gold Property
GoldMining Inc.

								08 0100N 0030W 006	NE
IMC14669	IMC14600	IA #70	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	NW,SW
								08 0100N 0030W 006	NE,SE
IMC14670	IMC14600	IA #71	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	SW
								08 0100N 0030W 006	SE
IMC14671	IMC14600	IA #72	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	SW
								08 0100N 0030W 006	SE
IMC14672	IMC14600	IA #73	WASHINGTON	ACTIVE	LODE	2018	05-16-1979	08 0100N 0030W 005	SW
								08 0100N 0030W 006	SE
IMC14673	IMC14600	IA #74	WASHINGTON	ACTIVE	LODE	2018	05-25-1979	08 0100N 0030W 006	SE
								08 0100N 0030W 007	NE
IMC14674	IMC14600	IA #75	WASHINGTON	ACTIVE	LODE	2018	05-17-1979	08 0100N 0030W 006	SE
IMC14675	IMC14600	IA #76	WASHINGTON	ACTIVE	LODE	2018	05-17-1979	08 0100N 0030W 006	NE,SE
IMC14676	IMC14600	IA #77	WASHINGTON	ACTIVE	LODE	2018	05-17-1979	08 0100N 0030W 006	NE
IMC14677	IMC14600	IA #78	WASHINGTON	ACTIVE	LODE	2018	05-17-1979	08 0100N 0030W 006	NE
								08 0110N 0030W 031	SE
IMC14678	IMC14600	IA #79	WASHINGTON	ACTIVE	LODE	2018	05-25-1979	08 0100N 0030W 004	SW
								08 0100N 0030W 005	SE
								08 0100N 0030W 008	NE
								08 0100N 0030W 009	NW
IMC14679	IMC14600	IA #80	WASHINGTON	ACTIVE	LODE	2018	05-25-1979	08 0100N 0030W 005	SE
								08 0100N 0030W 008	NE
IMC14680	IMC14600	IA #81	WASHINGTON	ACTIVE	LODE	2018	05-25-1979	08 0100N 0030W 005	SW,SE
								08 0100N 0030W 008	NE,NW
IMC14681	IMC14600	IA #82	WASHINGTON	ACTIVE	LODE	2018	05-25-1979	08 0100N 0030W 005	SW
								08 0100N 0030W 008	NW
IMC14682	IMC14600	IA #83	WASHINGTON	ACTIVE	LODE	2018	05-25-1979	08 0100N 0030W 004	SW
								08 0100N 0030W 009	NW
IMC179092	IMC179092	AG 1	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	NE,NW
IMC179093	IMC179092	AG 2	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	NE,NW
IMC179094	IMC179092	AG 3	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	NE,NW
IMC179095	IMC179092	AG 4	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	NE,NW
IMC179096	IMC179092	AG 5	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	NE,NW,SW,SE
IMC179097	IMC179092	AG 6	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	SW,SE
IMC179098	IMC179092	AG 7	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	NW
IMC179099	IMC179092	AG 8	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	NW
IMC179100	IMC179092	AG 9	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	NW

Page | 81

Almaden Gold Property
GoldMining Inc.

IMC179101	IMC179092	AG 10	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	NW
IMC179102	IMC179092	AG 11	WASHINGTON	ACTIVE	LODE	2018	11-21-1996	08 0100N 0030W 008	SW
IMC179103	IMC179092	AG 12	WASHINGTON	ACTIVE	LODE	2018	11-26-1996	08 0100N 0030W 008	SW
IMC179104	IMC179092	AG 13	WASHINGTON	ACTIVE	LODE	2018	11-27-1996	08 0100N 0030W 007	NE
								08 0100N 0030W 008	NW
IMC179105	IMC179092	AG 14	WASHINGTON	ACTIVE	LODE	2018	11-27-1996	08 0100N 0030W 007	NE
								08 0100N 0030W 008	NW
IMC179106	IMC179092	AG 15	WASHINGTON	ACTIVE	LODE	2018	11-26-1996	08 0100N 0030W 007	NE
								08 0100N 0030W 008	NW
IMC179107	IMC179092	AG 16	WASHINGTON	ACTIVE	LODE	2018	11-26-1996	08 0100N 0030W 007	NE
								08 0100N 0030W 008	NW
IMC179108	IMC179092	AG 17	WASHINGTON	ACTIVE	LODE	2018	11-26-1996	08 0100N 0030W 007	NE,SE
								08 0100N 0030W 008	NW,SW
IMC179109	IMC179092	AG 18	WASHINGTON	ACTIVE	LODE	2018	11-26-1996	08 0100N 0030W 007	SE
								08 0100N 0030W 008	SW
IMC179110	IMC179092	AG 22	WASHINGTON	ACTIVE	LODE	2018	11-27-1996	08 0100N 0030W 007	NE,NW
IMC179238	IMC179238	AG 19	WASHINGTON	ACTIVE	LODE	2018	02-07-1997	08 0100N 0030W 006	SW,SE
IMC179239	IMC179238	AG 20	WASHINGTON	ACTIVE	LODE	2018	02-07-1997	08 0100N 0030W 006	SW,SE
								08 0100N 0030W 007	NE,NW
IMC179240	IMC179238	AG 21	WASHINGTON	ACTIVE	LODE	2018	02-07-1997	08 0100N 0030W 007	NE,NW
IMC208171	IMC208171	AL 1	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 028	SW,SE
IMC208172	IMC208171	AL 2	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 028	SW,SE
IMC208173	IMC208171	AL 3	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 028	SW,SE
								08 0110N 0030W 033	NE,NW
IMC208174	IMC208171	AL 4	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 033	NE,NW
IMC208175	IMC208171	AL 5	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 033	NE,NW
IMC208176	IMC208171	AL 6	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 033	NE,NW
IMC208177	IMC208171	AL 7	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 033	NE,NW,SW,SE
IMC208178	IMC208171	AL 8	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 033	SW,SE
IMC208179	IMC208171	AL 9	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 033	SW,SE
IMC208180	IMC208171	AL 10	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0110N 0030W 033	SW,SE
IMC208181	IMC208171	AL 11	WASHINGTON	ACTIVE	LODE	2018	10-15-2011	08 0100N 0030W 004	NE,NW
								08 0110N 0030W 033	SW,SE
IMC208182	IMC208171	AL 12	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0110N 0030W 033	SE
IMC208183	IMC208171	AL 13	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0110N 0030W 033	SE
IMC208184	IMC208171	AL 14	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0110N 0030W 033	SE

Page | 82

Almaden Gold Property
GoldMining Inc.

								08 0110N 0030W 034	SW
IMC208185	IMC208171	AL 15	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0110N 0030W 033	SE
								08 0110N 0030W 034	SW
IMC208186	IMC208171	AL 16	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
								08 0100N 0030W 004	NE
								08 0110N 0030W 033	SE
								08 0110N 0030W 034	SW
IMC208187	IMC208171	AL 17	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
								08 0100N 0030W 004	NE
IMC208188	IMC208171	AL 18	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
								08 0100N 0030W 004	NE
IMC208189	IMC208171	AL 19	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
								08 0100N 0030W 004	NE
IMC208190	IMC208171	AL 20	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
									SW
								08 0100N 0030W 004	NE
									SE
IMC208191	IMC208171	AL 21	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SW
								08 0100N 0030W 004	SE
IMC208192	IMC208171	AL 22	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SW
								08 0100N 0030W 004	SE
IMC208193	IMC208171	AL 23	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SW
								08 0100N 0030W 004	SE
IMC208194	IMC208171	AL 24	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SW
								08 0100N 0030W 004	SE
IMC208195	IMC208171	AL 25	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0110N 0030W 034	SW
IMC208196	IMC208171	AL 26	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0110N 0030W 034	SW
IMC208197	IMC208171	AL 27	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
								08 0110N 0030W 034	SW
IMC208198	IMC208171	AL 28	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
IMC208199	IMC208171	AL 29	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
IMC208200	IMC208171	AL 30	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
IMC208201	IMC208171	AL 31	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NW
									SW
IMC208202	IMC208171	AL 32	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SW
IMC208203	IMC208171	AL 33	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SW
IMC208204	IMC208171	AL 34	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SW
IMC208205	IMC208171	AL 35	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SW

Page | 83

Almaden Gold Property
GoldMining Inc.

								08 0100N 0030W 010	NW
IMC208206	IMC208171	AL 36	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NE
									NW
IMC208207	IMC208171	AL 37	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NE
									NW
IMC208208	IMC208171	AL 38	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	NE
									NW
									SE
									SW
IMC208209	IMC208171	AL 39	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SE
									SW
IMC208210	IMC208171	AL 40	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SE
									SW
IMC208211	IMC208171	AL 41	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SE
									SW
IMC208212	IMC208171	AL 42	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SE
									SW
								08 0100N 0030W 010	NE
									NW
IMC208213	IMC208171	AL 43	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SE
IMC208214	IMC208171	AL 44	WASHINGTON	ACTIVE	LODE	2018	10-17-2011	08 0100N 0030W 003	SE
								08 0100N 0030W 010	NE
IMC208215	IMC208171	AL 45	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 002	SW
								08 0100N 0030W 003	SE
IMC208216	IMC208171	AL 46	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 002	SW
								08 0100N 0030W 003	SE
								08 0100N 0030W 010	NE
								08 0100N 0030W 011	NW
IMC208217	IMC208171	AL 47	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 010	NW
IMC208218	IMC208171	AL 48	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 010	NW
IMC208219	IMC208171	AL 49	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 010	NE
								08 0100N 0030W 011	NW
IMC208220	IMC208171	AL 50	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 010	NE
								08 0100N 0030W 011	NW
IMC208221	IMC208171	AL 51	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 003	NE
IMC208222	IMC208171	AL 52	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 003	NE
IMC208223	IMC208171	AL 53	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 003	NE,SE
IMC208224	IMC208171	AL 54	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 003	NE,SE
IMC208225	IMC208171	AL 55	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 003	NE,SE
IMC208226	IMC208171	AL 56	WASHINGTON	ACTIVE	LODE	2018	10-18-2011	08 0100N 0030W 002	NW,SW

Page | 84

Almaden Gold Property
GoldMining Inc.

								08 0100N 0030W 003	NE,SE
IMC208227	IMC208171	AL 57	WASHINGTON	ACTIVE	LODE	2018	10-19-2011	08 0100N 0030W 005	NW,SW
								08 0100N 0030W 006	NE,SE
IMC208228	IMC208171	AL 58	WASHINGTON	ACTIVE	LODE	2018	10-20-2011	08 0110N 0030W 032	NE,NW,SW,SE
IMC208229	IMC208171	AL 59	WASHINGTON	ACTIVE	LODE	2018	10-20-2011	08 0110N 0030W 032	SW,SE
IMC208230	IMC208171	AL 60	WASHINGTON	ACTIVE	LODE	2018	10-20-2011	08 0110N 0030W 031	NE
IMC208231	IMC208171	AL 61	WASHINGTON	ACTIVE	LODE	2018	10-20-2011	08 0110N 0030W 031	NE
IMC208232	IMC208171	AL 62	WASHINGTON	ACTIVE	LODE	2018	10-20-2011	08 0110N 0030W 031	NE
IMC208233	IMC208171	AL 63	WASHINGTON	ACTIVE	LODE	2018	10-20-2011	08 0110N 0030W 031	NE
IMC208234	IMC208171	AL 64	WASHINGTON	ACTIVE	LODE	2018	10-19-2011	08 0110N 0030W 031	NE,SE
								08 0110N 0030W 032	NW,SW
IMC208235	IMC208171	AL 65	WASHINGTON	ACTIVE	LODE	2018	10-19-2011	08 0110N 0030W 031	SE
								08 0110N 0030W 032	SW
IMC208236	IMC208171	AL 66	WASHINGTON	ACTIVE	LODE	2018	10-20-2011	08 0110N 0030W 032	NE,NW
IMC208237	IMC208171	AL 67	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 005	SW
								08 0100N 0030W 006	SE
IMC208238	IMC208171	AL 68	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 005	SW
								08 0100N 0030W 006	SE
IMC208239	IMC208171	AL 69	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 005	SW
								08 0100N 0030W 006	SE
IMC208240	IMC208171	AL 70	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 005	SW
								08 0100N 0030W 006	SE
								08 0100N 0030W 007	NE
								08 0100N 0030W 008	NW
IMC208241	IMC208171	AL 71	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 006	SW
IMC208242	IMC208171	AL 72	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 006	SW
								08 0100N 0030W 007	NW
IMC208243	IMC208171	AL 73	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 007	NW
IMC208244	IMC208171	AL 74	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 007	NW
IMC208245	IMC208171	AL 75	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 006	SW
IMC208246	IMC208171	AL 76	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 006	SW,SE
IMC208247	IMC208171	AL 77	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 008	NE,SE
								08 0100N 0030W 009	NW,SW
IMC208248	IMC208171	AL 78	WASHINGTON	ACTIVE	LODE	2018	12-17-2011	08 0100N 0030W 008	SE
								08 0100N 0030W 009	SW

Page | 85

Almaden Gold Property
GoldMining Inc.

31	Appendix 2 Almaden Drillhole Locations

Page | 86

Almaden Gold Property
GoldMining Inc.

Hole_ID	Easting	Northing	Elevation	Length	Azimuth	Dip
1	372892	38119	3566	60	222	-70
2	372842	37942	3543	200	0	-90
3	373130	37655	3527	182	0	-90
4	372810	38378	3569	220	0	-90
5	372312	38704	3490	200	0	-90
6	372193	38961	3495	223	0	-90
7	372105	38879	3514	215	0	-90
8	372783	39191	3571	200	0	-90
9	373580	38277	3612	200	0	-90
10	372800	37794	3572	200	0	-90
11	373069	37317	3534	200	0	-90
12	372985	37175	3520	200	0	-90
13	372755	37181	3519	165	0	-90
14	373460	41748	3704	25	0	-90
15	373459	41756	3704	72	0	-90
16	373554	41156	3693	177	0	-90
17	373554	40832	3681	120	0	-90
18	373154	38978	3680	155	0	-90
19	373223	37935	3580	240	0	-90
20	373419	38012	3580	100	0	-90
21	372089	39101	3518	255	0	-90
22	372190	39293	3495	200	0	-90
23	372426	38576	3495	200	0	-90
24	372756	38108	3558	155	0	-90
25	372899	38115	3567	200	231	-70
26	373120	38082	3578	160	0	-90
27	373001	37770	3523	165	0	-90
28	372818	38512	3570	180	76	-68
29	372239	38726	3480	200	0	-90
30	372323	38807	3487	200	0	-90
31	372878	38271	3568	115	258	-70
32	372911	38656	3587	100	253	-70
33	372940	38168	3569	200	60	-70
34	372706	38683	3524	200	255	-70
35	372369	38650	3493	200	0	-90
36	372404	38716	3491	200	0	-90
37	372510	38582	3502	140	0	-90
38	372469	38658	3505	200	0	-90
39	373087	37762	3529	140	0	-90
40	372574	38973	3510	200	0	-90
41	372435	38769	3498	200	0	-90
42	373000	37705	3531	180	0	-90
43	373239	37601	3533	140	0	-90
44	372705	38385	3560	220	0	-90
45	372602	39041	3471	83	0	-90
46	372572	39210	3520	220	0	-90
47	372766	38267	3558	200	0	-90
48	372600	39046	3472	150	0	-90
49	372529	38891	3503	40	0	-90
50	372496	39032	3500	150	0	-90
51	372612	38494	3539	90	0	-90
52	372960	38030	3569	200	0	-90
53	373092	37907	3568	140	0	-90
54	372540	38665	3504	200	0	-90
55	373027	37718	3521	175	0	-90
56	372864	37832	3538	175	0	-90
57	372918	37870	3540	175	0	-90

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Almaden Gold Property
GoldMining Inc.

58	372892	37774	3537	175	0	-90
59	372872	37969	3549	180	0	-90
60	373112	37491	3545	145	0	-90
61	373458	41767	3705	125	0	-90
62	373445	41463	3684	145	0	-90
63	372374	39647	3489	160	0	-90
64	372874	38640	3582	220	0	-90
65	372685	38881	3524	240	0	-90
66	372585	38745	3518	240	0	-90
67	372323	38970	3509	200	0	-90
68	372241	39077	3511	200	0	-90
69	372547	38889	3504	175	0	-90
70	373188	37755	3550	180	0	-90
71	372926	37812	3536	220	0	-90
72	372978	37888	3547	200	0	-90
73	372270	38889	3489	200	0	-90
74	372430	39338	3514	200	0	-90
75	373172	37595	3539	200	0	-90
76	372483	38802	3500	160	0	-90
77	373184	37487	3535	200	0	-90
78	372603	39259	3537	200	0	-90
79	373210	37544	3533	200	0	-90
80	372652	39260	3552	160	0	-90
81	372765	37968	3558	185	0	-90
82	372763	38375	3567	200	0	-90
83	372662	37982	3580	145	0	-90
84	373046	37837	3542	165	0	-90
85	373249	37669	3540	150	0	-90
86	373135	37705	3538	180	0	-90
87	373282	37841	3558	20	0	-90
88	373292	37847	3558	25	0	-90
89	373307	37851	3558	20	0	-90
90	373278	37839	3558	75	0	-90
91	373049	37573	3548	195	0	-90
92	373035	37621	3550	200	0	-90
93	373116	37585	3542	200	0	-90
94	372573	38380	3547	180	0	-90
95	372904	38478	3578	200	0	-90
96	373136	37798	3543	200	0	-90
97	372799	38030	3556	200	0	-90
98	371617	39254	3521	145	0	-90
99	372924	38387	3575	200	0	-90
100	373083	38485	3591	240	0	-90
101	373124	38679	3632	260	0	-90
102	373345	38465	3615	55	0	-90
103	373345	38118	3609	115	0	-90
104	373148	38790	3657	200	0	-90
105	372060	39200	3521	200	0	-90
106	373321	38799	3644	70	0	-90
107	372140	39422	3490	240	0	-90
108	373315	38791	3644	163	0	-90
109	372516	39594	3497	200	0	-90
110	372821	39585	3485	125	0	-90
111	372288	38543	3528	200	0	-90
112	372820	38795	3576	200	0	-90
113	372555	38275	3535	200	0	-90
114	372740	39098	3560	220	0	-90
115	372385	38192	3526	185	0	-90

Page | 88

Almaden Gold Property
GoldMining Inc.

116	372384	38087	3567	125	0	-90
117	372854	39291	3588	150	0	-90
118	372458	37909	3575	160	0	-90
119	372655	39413	3559	215	0	-90
120	372414	39503	3510	200	0	-90
121	372347	37803	3566	90	0	-90
122	371685	39049	3519	100	0	-90
123	372245	39576	3488	200	0	-90
124	372734	37459	3544	160	0	-90
125	371686	38704	3532	110	0	-90
126	372077	39595	3471	200	0	-90
127	372947	37356	3537	145	0	-90
128	371691	38339	3525	100	0	-90
129	371681	38481	3523	100	0	-90
130	373751	41814	3688	155	0	-90
131	371950	39538	3473	30	0	-90
132	373813	41650	3692	115	0	-90
134	373447	39826	3729	200	0	-90
135	373822	41468	3683	105	0	-90
136	373619	40219	3689	155	0	-90
137	373911	41294	3680	135	0	-90
138	373859	41040	3702	180	0	-90
139	373746	40023	3694	200	0	-90
140	373231	39136	3689	200	0	-90
141	373504	41932	3703	105	0	-90
142	373086	39211	3660	200	0	-90
143	373057	39052	3663	200	0	-90
144	373356	39624	3721	200	0	-90
145	373577	42059	3704	100	0	-90
146	373584	39921	3722	200	0	-90
147	373202	39319	3689	200	0	-90
148	373458	39434	3699	200	0	-90
149	373507	39640	3701	120	0	-90
150	373107	39649	3571	200	0	-90
151	371911	39327	3521	127	0	-90
152	373080	39523	3559	65	0	-90
153	372531	38736	3507	240	0	-90
154	372015	39424	3489	40	0	-90
155	372145	39157	3512	197	0	-90
156	372468	38871	3501	200	0	-90
157	372103	38983	3515	200	0	-90
158	372344	38337	3528	210	0	-90
159	372225	38624	3524	200	0	-90
160	372131	38747	3522	200	0	-90
161	372811	38168	3560	130	0	-90
162	372546	38817	3503	200	0	-90
163	372594	38651	3514	205	0	-90
164	373035	38240	3576	200	0	-90
165	372678	38230	3546	200	0	-90
166	373428	39920	3714	85	0	-90
167	372965	39179	3625	160	0	-90
168	372990	38794	3625	200	0	-90
169	372864	37730	3563	200	0	-90
170	372950	37661	3552	220	0	-90
171	372931	37539	3549	110	0	-90
172	372976	37582	3550	225	0	-90
173	373014	37516	3546	190	0	-90
174	373060	37444	3544	200	0	-90

Page | 89

Almaden Gold Property
GoldMining Inc.

175	373175	37858	3563	80	0	-90
176	373151	37870	3564	45	0	-90
177	372964	38292	3573	200	0	-90
178	373500	38665	3613	50	0	-90
179	372338	39369	3510	200	0	-90
180	372538	39335	3531	240	0	-90
181	372493	39428	3527	203	0	-90
182	372557	39476	3540	240	0	-90
183	372361	38698	3492	305	0	-90
184	372279	38774	3481	300	0	-90
185	372136	38936	3514	235	0	-90
186	372577	39405	3541	260	0	-90
187	372137	39067	3515	240	0	-90
188	372208	38885	3484	240	0	-90
189	372977	37737	3533	305	0	-90
190	372648	38715	3530	280	0	-90
191	372213	38782	3481	300	0	-90
192	372359	38590	3491	280	0	-90
193	372342	38527	3526	205	0	-90
194	372461	38955	3509	135	0	-90
195	372410	38399	3538	260	0	-90
196	372275	38683	3479	300	0	-90
197	373186	37233	3517	260	0	-90
198	372341	39053	3507	195	0	-90
199	373197	37325	3521	260	0	-90
200	373477	40001	3713	180	0	-90
201	373426	39901	3714	200	0	-90
202	373506	39910	3720	200	0	-90
203	373392	39757	3727	200	0	-90
204	373411	39565	3716	200	0	-90
205	373552	39747	3701	210	0	-90
206	373492	39552	3701	200	0	-90
207	373344	39636	3721	200	0	-90
208	373320	39543	3713	195	0	-90
209	373654	39877	3697	200	0	-90
210	372432	39044	3506	255	0	-90
211	372387	38947	3506	280	0	-90
212	372831	38448	3575	260	0	-90
213	373386	39315	3696	200	0	-90
214	373400	38732	3628	45	0	-90
215	372191	40089	3245	120	0	-90
216	372764	38506	3565	60	0	-90
217	372228	40198	3240	100	0	-90
218	372796	37916	3557	185	0	-90
219	372231	40318	3223	100	0	-90
220	371552	40588	3118	40	0	-90
221	371398	40506	3110	25	0	-90
222	371228	40645	3077	75	0	-90
223	372037	40020	3231	100	0	-90
224	372759	38502	3565	220	0	-90
225	372902	38804	3595	200	0	-90
226	372697	38459	3561	205	0	-90
227	372966	38597	3588	200	0	-90
228	372636	38410	3554	220	0	-90
229	372885	38557	3581	240	0	-90
230	372605	39339	3543	220	0	-90
231	372723	38316	3557	220	0	-90
232	373006	39551	3549	145	0	-90

Page | 90

Almaden Gold Property
GoldMining Inc.

233	373016	38098	3578	220	0	-90
234	373045	39464	3553	110	0	-90
235	372548	38394	3546	260	0	-90
236	373084	38009	3583	150	0	-90
237	372702	39355	3560	200	0	-90
238	373004	39408	3550	90	0	-90
239	372470	38382	3540	203	0	-90
240	373162	37926	3578	240	0	-90
241	372921	39689	3477	150	0	-90
242	372663	38312	3549	200	0	-90
243	373269	37887	3572	180	0	-90
244	373265	37741	3549	170	0	-90
245	372478	38443	3532	240	0	-90
246	372606	38533	3529	220	0	-90
247	373057	37941	3570	185	0	-90
248	372549	38477	3533	160	0	-90
249	372926	38066	3569	250	0	-90
250	372665	39580	3489	255	0	-90
251	372469	38719	3503	260	0	-90
252	372344	39505	3490	240	0	-90
253	372594	38305	3538	225	0	-90
254	372651	38170	3556	170	0	-90
255	372353	39433	3510	220	0	-90
256	372854	38180	3562	240	0	-90
257	372449	39641	3491	160	0	-90
258	372818	38237	3564	240	0	-90
259	372742	39583	3488	165	0	-90
260	373858	36828	3167	60	0	-90
261	374100	40553	3688	150	0	-90
262	373673	36841	3192	110	0	-90
263	373522	36750	3217	120	0	-90
264	373998	40511	3696	200	0	-90
265	372380	38855	3476	200	0	-90
266	373505	36602	3210	160	0	-90
267	373599	41016	3733	170	0	-90
268	373406	36709	3232	300	0	-90
269	372518	38091	3571	200	0	-90
270	373526	37364	3328	140	0	-90
271	372306	38072	3566	220	0	-90
272	372223	38047	3563	223	0	-90
273	372749	38926	3539	178	0	-90
274	372771	38721	3539	278	0	-90
275	372023	39417	3489	155	0	-90
276	373186	38656	3633	200	0	-90
277	372234	39144	3511	229	0	-90
278	373165	38536	3609	200	0	-90
279	374033	41416	3626	120	0	-90
280	372370	39949	3371	230	0	-90
281	373315	37394	3455	230	0	-90
282	372904	37618	3559	220	0	-90
283	372605	39738	3402	160	0	-90
284	373323	37871	3561	205	0	-90
285	372505	40176	3362	180	0	-90
286	373337	37502	3460	45	0	-90
287	372769	39874	3366	80	0	-90
288	373378	37614	3468	150	0	-90
289	372961	37089	3500	200	0	-90
290	372815	40023	3353	110	0	-90

Page | 91

Almaden Gold Property
GoldMining Inc.

291	372625	39899	3332	125	0	-90
292	373144	37170	3510	150	0	-90
293	373343	37523	3461	175	0	-90
294	372980	37464	3547	210	0	-90
295	372643	40073	3330	150	0	-90
296	372536	40021	3345	180	0	-90
297	373928	36479	3138	200	0	-90
298	372722	38586	3534	260	0	-90
299	373601	37923	3490	105	0	-90
300	373541	37095	3232	120	0	-90
301	373235	39013	3682	205	0	-90
302	372833	38101	3567	205	0	-90
303	372530	39147	3488	205	0	-90
304	373299	39075	3684	175	0	-90
305	372650	38779	3530	230	0	-90
306	372941	41039	3362	185	0	-90
307	372873	41207	3345	205	0	-90
308	372662	39477	3549	145	0	-90
309	372439	40049	3368	225	0	-90
310	372777	39753	3417	100	0	-90
311	373644	40805	3683	220	0	-90
312	373776	40740	3691	85	0	-90
313	372475	39928	3356	180	0	-90
314	373212	39684	3628	200	0	-90
315	373503	39341	3674	210	0	-90
316	372585	40257	3359	100	0	-90
317	373184	39510	3623	185	0	-90
318	373441	39175	3669	220	0	-90
319	373373	39040	3666	150	0	-90
320	373336	38904	3656	200	0	-90
321	373253	38736	3645	185	0	-90
322	373803	40522	3693	245	0	-90
323	373789	41054	3707	240	0	-90
324	373779	41188	3705	240	0	-90
325	373712	40270	3693	150	0	-90
326	373752	41299	3703	200	0	-90
327	373126	39398	3623	105	0	-90
328	372533	40334	3365	200	0	-90
329	373621	41244	3706	200	0	-90
330	372599	40354	3357	205	0	-90
331	373078	38586	3608	200	0	-90
332	372489	40497	3342	150	0	-90
333	373735	41459	3687	200	0	-90
334	373034	37897	3558	240	0	-90
335	372447	39847	3385	150	0	-90
336	373566	41474	3684	200	0	-90
337	373062	39316	3618	100	0	-90
338	372526	39798	3393	80	0	-90
339	372699	40271	3327	180	0	-90
340	372639	40546	3294	115	0	-90
341	372820	39950	3359	150	0	-90
342	373313	38545	3618	200	0	-90
343	373719	41381	3681	200	0	-90
344	372548	40632	3283	180	0	-90
345	372771	40536	3284	150	0	-90
346	373639	41608	3694	200	0	-90
347	372490	39286	3523	220	0	-90
348	372660	40810	3231	120	0	-90

Page | 92

Almaden Gold Property
GoldMining Inc.

349	373544	41608	3695	185	0	-90
350	372680	39175	3549	240	0	-90
351	373094	40170	3413	220	0	-90
352	372733	39031	3547	220	0	-90
353	373074	40650	3368	200	0	-90
354	373107	40815	3368	150	0	-90
355	373490	41368	3682	200	0	-90
356	373050	38657	3617	200	0	-90
357	373096	41013	3372	200	0	-90
358	373638	40872	3712	200	0	-90
359	372395	39142	3483	265	0	-90
360	372827	38569	3570	220	0	-90
361	372956	41172	3374	190	0	-90
362	373773	40906	3718	220	0	-90
363	373829	41281	3698	175	0	-90
364	372852	40962	3328	165	0	-90
365	372483	39214	3509	220	0	-90
366	372825	41052	3330	120	0	-90
367	373599	41782	3705	200	0	-90
368	373566	41876	3706	200	0	-90
369	373236	35640	3156	200	0	-90
370	372340	39240	3506	220	0	-90
371	373945	41154	3682	200	0	-90
372	373364	35560	3153	195	0	-90
373	373676	38238	3587	205	0	-90
374	373969	40973	3688	150	0	-90
375	373556	38145	3582	150	0	-90
376	373462	38363	3617	200	0	-90
377	372218	39218	3495	285	0	-90
378	373247	38896	3671	150	0	-90
379	373965	40801	3689	175	0	-90
380	373952	40640	3693	175	0	-90
381	373238	38611	3625	203	0	-90
382	373116	38883	3671	150	0	-90
383	373350	38305	3613	150	0	-90
384	373718	41922	3691	170	0	-90
385	373688	38745	3589	100	0	-90
386	373577	42269	3686	175	0	-90
387	372875	37095	3499	200	0	-90
388	373674	42187	3677	150	0	-90
389	373162	39061	3684	175	0	-90
390	373306	39233	3694	150	0	-90
391	373788	42085	3668	150	0	-90
392	372702	37064	3501	200	0	-90
393	373591	42601	3625	150	0	-90
394	373199	39215	3685	175	0	-90
395	372569	37025	3501	200	0	-90
396	373711	42548	3624	200	0	-90
397	373641	40511	3617	120	0	-90
398	372424	37108	3500	195	0	-90
399	373808	42418	3625	140	0	-90
400	373559	40686	3614	75	0	-90
401	372731	36936	3465	200	0	-90
402	373353	40676	3572	150	0	-90
403	373965	41988	3622	100	0	-90
404	372847	36967	3454	165	0	-90
405	373948	42133	3626	150	0	-90
406	373480	40523	3574	100	0	-90

Page | 93

Almaden Gold Property
GoldMining Inc.

407	373883	42272	3627	120	0	-90
408	373291	40331	3532	150	0	-90
409	373682	42464	3640	150	0	-90
410	372978	36973	3445	223	0	-90
411	373294	40175	3539	185	0	-90
412	373980	41656	3618	100	0	-90
413	373838	36906	3167	205	0	-90
414	372763	38812	3547	240	0	-90
415	371935	40059	3227	203	0	-90
416	372779	38992	3562	240	0	-90
417	372784	43319	3294	125	0	-90
418	372404	43149	3246	150	0	-90
419	371821	40036	3225	200	0	-90
420	371682	43399	3139	230	0	-90
421	372823	39047	3575	150	0	-90
422	372069	40098	3225	150	0	-90
423	371729	40220	3170	210	0	-90
424	371823	40207	3181	210	0	-90
425	371191	43937	3083	200	0	-90
426	372175	38659	3523	220	0	-90
427	371822	40197	3181	160	0	-90
428	372494	40044	3357	200	0	-90
429	370838	43784	3069	200	0	-90
430	372355	38753	3491	220	0	-90
431	370747	43733	3063	225	0	-90
432	371621	40173	3150	150	0	-90
433	372657	38572	3530	220	0	-90
434	370725	43566	3049	200	0	-90
435	371952	40300	3148	140	0	-90
436	370822	43265	3030	200	0	-90
437	372761	38447	3569	240	0	-90
438	371984	40460	3146	160	0	-90
439	372831	40752	3253	100	0	-90
440	372824	38856	3572	245	0	-90
441	372890	40422	3312	160	0	-90
442	372811	38303	3566	230	0	-90
443	372871	38723	3583	245	0	-90
444	372852	40273	3320	120	0	-90
445	373726	40868	3719	150	0	-90
446	373677	40944	3722	150	0	-90
447	372880	38899	3592	195	0	-90
448	372889	40590	3283	105	0	-90
449	373672	41047	3725	165	0	-90
450	373617	40941	3729	185	0	-90
451	372726	40005	3326	90	0	-90
452	373733	41001	3703	150	0	-90
453	373134	37377	3538	200	0	-90
454	372883	38986	3595	200	0	-90
455	373785	41114	3703	150	0	-90
456	373131	37294	3531	210	0	-90
457	372884	39093	3598	200	0	-90
458	373768	41242	3705	150	0	-90
459	373709	41116	3713	150	0	-90
460	372896	39211	3601	200	0	-90
461	373097	37214	3524	220	0	-90
462	373548	41214	3696	150	0	-90
463	373629	41304	3696	150	0	-90
464	373142	38612	3620	225	0	-90

Page | 94

Almaden Gold Property
GoldMining Inc.

465	373517	41450	3684	150	0	-90
466	373019	38726	3623	220	0	-90
467	373560	41338	3684	150	0	-90
468	373633	41444	3679	150	0	-90
469	372441	37563	3532	200	0	-90
470	373086	38406	3583	220	0	-90
471	372308	37632	3527	200	0	-90
472	373560	41539	3690	150	0	-90
473	372312	37473	3511	200	0	-90
474	373458	41522	3684	170	0	-90
475	373504	41687	3697	150	0	-90
476	372451	37473	3524	195	0	-90
477	373556	41668	3698	120	0	-90
478	373464	41598	3689	150	0	-90
479	372573	37411	3535	200	0	-90
480	373556	41754	3703	35	0	-90
481	373549	41751	3703	150	0	-90
482	372455	37363	3532	200	0	-90
483	373520	41834	3704	150	0	-90
484	373455	41833	3705	150	0	-90
485	372969	38495	3581	165	0	-90
486	373593	41834	3704	150	0	-90
487	372990	38436	3579	225	0	-90
488	373557	41948	3703	150	0	-90
489	373629	41879	3693	150	0	-90
490	373029	38339	3576	220	0	-90
491	372393	38459	3538	240	0	-90
492	372461	38506	3501	240	0	-90
493	372518	38533	3506	180	0	-90
494	373205	38190	3587	245	0	-90
495	373238	38096	3593	195	0	-90
496	373094	38154	3577	240	0	-90
497	373166	38008	3579	175	0	-90
498	372899	38194	3566	260	0	-90
499	372883	38288	3567	225	0	-90
500	373274	38267	3597	35	0	-90
501	372867	38376	3572	220	0	-90
502	374612	41411	3513	195	0	-90
503	374858	40378	3486	105	0	-90
504	375137	39720	3425	200	0	-90
505	374820	39512	3439	100	0	-90
506	374648	39007	3419	125	0	-90
507	372487	39512	3527	240	0	-90
508	372452	39463	3522	240	0	-90
509	372409	39411	3514	240	0	-90
510	372635	38920	3512	240	0	-90
511	373094	37865	3557	260	0	-90
512	372655	38518	3538	240	0	-90
513	372979	37877	3547	140	0	-90
514	372453	38348	3538	220	0	-90
515	372743	38620	3536	205	0	-90
516	372727	38662	3524	180	0	-90
517	372566	38570	3515	160	0	-90
518	372584	38651	3518	180	0	-90
519	372590	38839	3518	180	0	-90
520	372749	38916	3542	120	0	-90
521	372313	38809	3484	230	0	-90
522	372537	38886	3510	160	0	-90

Page | 95

Almaden Gold Property
GoldMining Inc.

523	372271	39008	3503	220	0	-90
524	372587	39124	3492	180	0	-90
525	372414	39166	3501	220	0	-90
526	372626	39226	3542	105	0	-90
527	372708	39262	3559	180	0	-90
528	372775	39299	3571	140	0	-90
529	372756	39494	3539	150	0	-90
530	372961	38685	3599	155	0	-90
531	373001	38377	3577	180	0	-90
532	373158	38244	3585	165	0	-90
533	373151	38125	3584	100	0	-90
534	372960	40855	3312	50	0	-90
535	372707	40156	3329	160	0	-90
536	372443	40110	3347	160	0	-90
537	371875	39474	3478	180	0	-90
538	372021	39334	3501	180	0	-90
539	372132	39284	3499	210	0	-90
540	373001	39854	3450	200	0	-90
541	373046	39982	3432	150	0	-90
542	373073	41366	3405	110	0	-90
543	372830	41707	3278	40	0	-90
544	373026	41248	3390	130	0	-90
545	372754	40967	3295	65	0	-90
546	372796	40890	3285	85	0	-90
547	372125	39606	3474	150	0	-90
548	371970	39893	3309	150	0	-90
549	372950	41747	3311	40	0	-90
550	372943	41534	3305	115	0	-90
551	372878	41266	3340	120	0	-90
552	372238	39909	3338	180	0	-90
553	372375	40109	3330	170	0	-90
554	372926	39707	3477	150	0	-90
555	372537	38298	3537	720	67	-60
556	372418	38202	3536	740	67	-60
557	372112	38526	3528	720	57	-60
558	370719	41469	2945	160	96	-60
559	373715	41630	3688	350	0	-90
560	373735	41621	3686	165	0	-90
561	373612	41079	3722	105	0	-90
562	373598	41078	3721	130	0	-90
563	373626	41071	3724	500	0	-90
564	372604	38667	3518	45	0	-90
565	372788	38629	3543	35	0	-90
566	372742	38655	3535	480	0	-90
567	372925	41495	3305	410	0	-90
568	373665	40123	3707	350	0	-90
569	373310	39448	3708	350	0	-90
570	372951	37769	3538	570	0	-90
571	372232	38839	3479	405	0	-90
572	372507	37758	3568	350	0	-90
573	370842	44187	3310	100	0	-90
574	372594	38887	3515	480	75	-50
575	372930	37944	3552	360	75	-50
576	372401	39291	3512	460	75	-50
577	373655	41824	3693	160	0	-90
578	373625	41692	3695	145	0	-90
579	373507	41756	3697	145	0	-90
580	373639	41535	3689	145	0	-90

Page | 96

Almaden Gold Property
GoldMining Inc.

581	373922	41373	3673	145	0	-90
582	373507	41346	3686	160	0	-90
583	373692	41249	3704	145	0	-90
584	373270	37764	3548	245	250	-70
585	372357	39879	3376	400	70	-45
586	372373	41296	3182	400	0	-90
587	372030	40943	3159	500	0	-90
588	371466	41042	3009	360	0	-90
589	371643	40477	3125	355	0	-90
590	373753	36130	3095	300	70	-45
591	373078	37812	3540	300	0	-90
592	372541	38801	3507	300	0	-90
593	373680	41215	3708	300	0	-90
594	372644	37881	3581	350	0	-90
595	372635	37616	3562	360	0	-90
596	372753	37322	3530	160	0	-90
597	372771	37310	3530	360	0	-90
598	373316	37452	3461	485	183	-45
599	373375	37627	3478	500	254	-46
600	373339	37480	3458	275	142	-50
601	373501	37854	3501	550	251	-44
602	373220	37821	3558	600	261	-54
603	373338	38084	3601	500	214	-60
604	373448	38229	3604	245	0	-90
605	373944	41823	3622	245	0	-90
606	373839	41964	3655	245	0	-90
607	373574	42185	3690	350	285	-47
608	373491	41733	3699	460	240	-55
609	373508	41337	3686	470	244	-51
610	374119	40735	3680	245	0	-90
611	374057	40336	3665	305	0	-90
612	373713	39681	3638	260	0	-90
613	373872	40390	3682	260	0	-90
614	373608	40978	3725	455	250	-45
615	373673	40154	3700	470	266	-47
616	373454	39883	3725	465	270	-46
617	373576	38773	3614	350	265	-45
618	372969	38872	3625	320	56	-42
619	372161	38417	3524	305	0	-90
620	371902	38852	3528	335	0	-90
621	371900	39236	3529	365	0	-90
622	372009	39448	3485	395	342	-44
623	372017	39467	3483	560	76	-53
624	372382	39009	3503	585	83	-48
625	372488	38516	3516	570	97	-49
626	372321	39573	3491	520	112	-54
627	372165	39632	3470	545	55	-44
628	372244	39610	3483	485	342	-46
629	372424	39562	3507	440	50	-45
630	372823	39432	3547	365	14	-44
631	373277	38425	3605	260	0	-90
632	373485	40003	3708	410	277	-45
633	373418	39755	3727	380	274	-54
634	373507	38568	3607	350	276	-43
635	373507	38437	3605	350	90	-45
636	371786	39425	3503	300	6	-44
637	373079	41304	3406	155	0	-90
638	373136	41156	3399	140	0	-90

Page | 97

Almaden Gold Property
GoldMining Inc.

639	373187	40948	3389	110	0	-90
640	372684	40152	3330	230	89	-44
641	372361	39914	3370	230	280	-43
642	372445	40098	3350	320	269	-47
643	372759	40391	3306	155	0	-90
644	371384	40666	3084	155	0	-90
645	371338	40846	3044	155	0	-90
646	372221	38276	3519	420	15	-44
647	371993	38643	3528	365	67	-69
648	371939	38988	3528	585	76	-45
649	371938	39092	3528	310	14	-45
650	372167	39522	3485	275	328	-45
651	372113	39353	3497	525	69	-45
652	372977	37574	3549	450	0	-90
653	372876	37899	3542	510	0	-90
654	373202	37270	3519	350	0	-90
655	373861	41204	3703	200	0	-90
656	373154	37346	3535	380	90	-45
657	372991	37343	3536	250	0	-90
658	372696	38603	3530	420	0	-90
659	373094	37510	3546	180	90	-70
660	372965	37496	3546	300	0	-90
661	372746	37557	3557	300	0	-90
662	372901	37613	3559	350	0	-90
663	372637	37492	3544	300	0	-90
664	373219	37545	3533	400	90	-60
665	372818	37664	3573	400	0	-90
666	372773	38078	3557	800	0	-90
667	373259	37712	3545	130	90	-70
668	372779	37726	3579	350	90	-70
669	372663	37712	3568	300	0	-90
670	373813	41374	3687	200	0	-90
671	373414	37941	3560	300	0	-90
672	372473	38594	3500	500	0	-90
673	373224	37942	3580	300	0	-90
674	372391	38779	3494	700	0	-90
675	372560	37959	3579	350	0	-90
676	372406	37970	3574	200	0	-90
677	372659	38086	3580	300	0	-90
678	372243	39007	3505	500	0	-90
679	372181	39097	3513	400	0	-90
680	373319	38197	3606	300	0	-90
681	373705	41536	3691	175	0	-90
682	372082	39319	3495	780	40	-73
683	372318	38236	3525	400	0	-90
684	372553	38257	3535	350	0	-90
685	373812	41571	3693	200	0	-90
686	373560	38351	3612	175	0	-90
687	373156	38384	3590	360	0	-90
688	373342	38369	3614	220	0	-90
689	373508	38465	3614	200	0	-90
690	373802	41735	3689	175	0	-90
691	372228	38313	3524	360	0	-90
692	371967	39481	3474	800	0	-90
693	372054	40046	3230	745	50	-75
694	373268	38649	3632	350	0	-90
695	371802	40015	3225	640	240	-70
696	372398	39076	3507	785	40	-80

Page | 98

Almaden Gold Property
GoldMining Inc.

697	371622	40178	3149	480	230	-80
698	372354	39027	3508	100	40	-80
699	373056	37108	3504	800	80	-50
700	373799	40802	3711	200	0	-90
701	373812	40978	3702	200	0	-90
702	373677	41000	3724	225	0	-90
703	373867	41108	3703	200	0	-90
704	373049	37097	3503	400	170	-70
705	372347	39018	3509	720	40	-80
706	373279	40307	3531	400	0	-90
707	373198	37794	3552	393	0	-90
708	372885	37810	3536	660	0	-90
709	372727	38511	3558	860	0	-90
710	372535	38469	3533	470	0	-90
711	372438	38458	3532	170	0	-90
712	372649	38513	3538	150	0	-90
713	373355	40678	3572	400	0	-90
714	372957	37095	3501	350	0	-90
715	373485	40515	3575	400	0	-90
716	373641	40496	3620	400	0	-90
717	373526	40276	3640	400	0	-90
718	373003	36971	3444	195	90	-50
719	373235	37642	3540	280	90	-60
720	373131	37437	3543	500	90	-60
721	372836	37363	3537	300	0	-90
722	373685	40886	3715	300	0	-90
723	373543	41154	3692	300	270	-70
724	373549	41272	3700	300	0	-90
725	373537	40829	3680	400	270	-60
726	373677	41384	3679	300	0	-90
727	373475	41476	3684	300	0	-90
728	373533	41610	3695	300	0	-90
729	373467	41831	3705	300	230	-60
730	373524	41920	3704	300	270	-60
731	373602	41992	3703	300	0	-90
732	370941	43043	3019	200	0	-90
733	370948	43047	3019	200	45	-60
734	370744	43381	3035	200	0	-90
735	371207	43941	3084	200	0	-90
736	371499	43349	3143	300	225	-60
737	372356	42807	3227	300	0	-90
738	370061	44274	2983	200	45	-60
739	372347	42136	3165	60	0	-90
740	372291	42456	3200	220	0	-90
741	371959	42359	3160	180	270	-50
742	372148	42002	3150	580	270	-50
743	372131	42199	3167	180	270	-50
744	372139	42196	3168	160	0	-90
745	372783	37845	3577	800	90	-80
746	372419	38378	3537	960	90	-80
747	372764	41556	3242	820	90	-60
654A	373134	37278	3529	520	90	-45
C1	372649	39429	3551	119	250	-70
C10	372696	38344	3556	317	0	-90
C11	373018	37952	3564	318	0	-90
C12	372597	38616	3514	207	0	-90
C13	372039	38549	3525	164	0	-90
C14	372405	39032	3508	272	0	-90

Page | 99

Almaden Gold Property
GoldMining Inc.

C15	373174	38287	3586	201	0	-90
C16	373680	41198	3709	184	0	-90
C17	372330	38718	3492	301	72	-45
C18	372617	39306	3550	277	246	-45
C19	373207	37754	3550	320	244	-45
C2	372528	39328	3532	228	70	-70
C20	372801	38381	3570	301	247	-44
C21	372466	39944	3357	217	159	-44
C22	373586	41494	3685	245	244	-46
C23	373173	38942	3678	250	163	-43
C24	372899	38074	3567	205	71	-45
C25	372753	38633	3526	260	54	-50
C26	372586	38894	3505	270	50	-50
C27	372567	38954	3508	189	0	-90
C28	372606	39740	3404	110	0	-90
C29	373489	39997	3713	165	0	-90
C30	373312	39423	3708	160	0	-90
C31	373621	41017	3732	180	0	-90
C32	373459	41794	3705	130	0	-90
C33	373168	38659	3632	190	0	-90
C34	373089	38159	3577	248	0	-90
C35	373170	38000	3578	195	0	-90
C36	372495	39384	3526	199	0	-90
C37	373097	37675	3527	540	0	-90
C38	372749	38125	3557	285	0	-90
C39	372289	38545	3528	330	0	-90
C4	372623	39164	3525	125	70	-85
C40	372589	39105	3486	465	0	-90
C41	373568	40156	3692	300	0	-90
C42	373644	41165	3710	375	0	-90
C43	372790	37829	3576	695	0	-90
C44	373093	37815	3540	550	0	-90
C44A	373093	37815	3540	233	90	-60
C45	372718	37821	3581	400	0	-90
C46	372609	37806	3575	366	0	-90
C47	372476	37809	3572	400	0	-90
C48	373357	37811	3536	285	0	-90
C49	372647	38511	3538	400	0	-90
C5	372663	38762	3529	264	64	-60
C50	372924	38512	3580	316	0	-90
C51	372797	38492	3568	479	0	-90
C52	373052	38510	3590	390	0	-90
C53	373218	38531	3612	250	0	-90
C54	373421	38526	3616	210	0	-90
C55	372685	39428	3557	259	90	-60
C56	372889	39398	3555	231	0	-90
C57	372225	39441	3492	305	222	-55
C58	373194	39183	3684	299	0	-90
C59	372449	38457	3532	413	0	-90
C6	372504	38733	3508	140	64	-60
C60	373474	39256	3673	250	0	-90
C61	372569	39589	3497	455	0	-90
C62	372279	39506	3490	354	0	-90
C63	372071	39461	3488	655	0	-90
C64	371908	39490	3469	500	0	-90
C65	372394	39398	3512	396	0	-90
C66	373073	37501	3545	519	90	-75
C67	373109	37349	3537	455	0	-90

Page | 100

Almaden Gold Property
GoldMining Inc.

C68	372894	37988	3550	470	0	-90
C69	372225	39442	3492	424	220	-70
C7	372822	38396	3569	250	0	-90
C70	372286	39618	3488	300	50	-50
C71	372220	39231	3494	328	40	-85
C72	372273	39170	3507	526	40	-85
C73	372674	39582	3490	140	90	-60
C74	372789	39574	3487	309	90	-60
C77	373692	41748	3698	249	0	-90
C8	372322	38702	3491	225	0	-90
C86	372680	38346	3555	705	0	-90
C9	372980	38020	3569	308	0	-90
CC-1	373992	35652	3050	264	0	-90
CC-10	374281	35710	3070	215	105	-70
CC-11	372070	34530	3035	200	0	-90
CC-12	367800	40370	2965	170	0	-90
CC-2	374190	35790	3055	210	0	-90
CC-3	373812	34750	3050	90	67	-60
CC-4	373812	34750	3050	280	68	-60
CC-5	370190	37720	3270	60	40	-70
CC-6	372650	35630	3190	220	0	-90
CC-7	374510	37660	3190	300	0	-90
CC-8	373860	35574	3050	205	0	-90
CC-9	374123	36057	3055	300	0	-90
MET-1	372355	38709	3491	250	0	-88
MET-2	372917	37828	3536	250	0	-90
MET-3	373470	41572	3688	180	0	-90
MET-4	372803	38313	3565	301	0	-89
SW-1	371645	42055	2970	60	147	-70
SW-10	372020	42300	3163	420	265	-70
SW-11	372155	41912	3164	100	275	-60
SW-12	371620	41935	2956	220	85	-60
SW-13	371590	42110	2954	237	85	-70
SW-14	371475	42246	2958	340	75	-70
SW-15	372360	42580	3210	200	279	-60
SW-16	371158	42430	2962	250	38	-70
SW-17	372120	42485	3195	220	70	-60
SW-18	370990	42370	2944	250	0	-90
SW-19	371975	42340	3160	180	87	-70
SW-2	371610	41920	2952	203	0	-90
SW-20	371597	42419	3023	200	45	-70
SW-21	372230	42315	3181	180	0	-90
SW-22	371320	42910	3053	87	20	-60
SW-23	370900	42680	2954	210	32	-70
SW-24	370445	42475	2946	160	0	-90
SW-25	370290	42515	2951	20	0	-90
SW-26	370460	42890	2950	100	0	-90
SW-27	370285	43880	2940	110	70	-60
SW-28	370415	41265	2990	170	0	-90
SW-29	370595	41550	2960	100	0	-90
SW-3	371485	41850	2945	195	0	-90
SW-30	372160	42125	3163	130	0	-90
SW-31	371320	41970	2943	310	0	-90
SW-32	372380	42320	3171	150	0	-90
SW-33	371710	41625	2962	194	0	-90
SW-34	371360	41520	2945	270	0	-90
SW-35	372560	42165	3178	70	0	-90
SW-36	372150	41560	3157	41	0	-90

Page | 101

Almaden Gold Property
GoldMining Inc.

SW-37	371230	41230	2960	300	0	-90
SW-38	372220	41540	3165	80	0	-90
SW-39	372179	41316	3159	90	0	-90
SW-4	370865	41350	2960	350	0	-90
SW-40	371538	42093	2949	233	87	-70
SW-41	371431	41862	2944	380	0	-90
SW-42	370885	41305	2960	400	0	-90
SW-43	371538	42093	2949	158	152	-45
SW-44	371621	41928	2960	245	130	-60
SW45	371583	41981	2950	160	90	-80
SW46	371576	41981	2950	15	0	-90
SW47	371607	41874	2950	155	0	-90
SW48	371513	42248	2959	150	90	-80
SW49	370850	43225	3030	375	45	-60
SW-5	370932	41570	2955	280	0	-90
SW50	371575	41926	2948	155	90	-80
SW-6	372660	41960	3210	200	192	-50
SW-7	372670	41980	3210	100	103	-45
SW-8	372670	41980	3210	480	260	-70
SW-9	371135	40870	3000	290	0	-90
SWC44	371583	42102	2952	197	0	-90
TAL-751C	372245	38824	3484	1411	0	-90
TAL-752C	372796	38314	3564	1252	0	-90
TAL-753C	372974	37537	3548	1817	0	-90
TAL-754C	372808	38313	3565	2006	0	-90
TAL-755C	373250	38923	3673	1815	0	-90
TAL-756C	372713	39408	3559	758	50	-60
TAL-757C	374002	40325	3670	1805	90	-60
TAL-758C	372032	40034	3229	1302	0	-90
TAL-759C	371549	42085	2954	642	90	-60
TAL-760C	371789	36284	3239	772	280	-60
TAL-761C	371533	42105	2959	402	90	-60
TAL-762C	372070	42242	3165	503	0	-90
TAL-763C	372376	39353	3511	679	0	-90
TAL-764C	373540	41913	3705	365	270	-60
TAL-765C	373541	41905	3705	2002	280	-60
TAL-766C	372810	38887	3568	489	0	-90
TAL-767C	372678	38637	3523	572	0	-90
TAL-768C	373549	41882	3706	2002	180	-60
TAL-769C	372128	39280	3496	269	15	-90
TAL-770C	371989	39373	3493	197	0	-90
TAL-771C	372433	39337	3513	179	0	-90
TAL-772C	372360	39325	3511	252	0	-90
TAL-773C	372339	39411	3508	252	0	-90
TAL-774C	373599	41082	3723	152	15	-90
TAL-775C	372329	38781	3488	202	15	-90
TAL-776C	373667	41070	3726	152	15	-90
TAL-777C	373693	40986	3724	152	15	-90
TAL-778C	373536	41624	3696	152	15	-90
TAL-779C	372437	38749	3498	202	15	-90
TAL-780C	373478	41478	3684	202	245	-60
TAL-781C	372422	38631	3493	202	15	-90
TAL-782C	373537	41460	3685	152	15	-90
TAL-783C	373371	39636	3723	99	245	-60
TAL-784C	373661	41257	3704	151	15	-90
TAL-785C	373001	37868	3544	202	15	-90
TAL-786C	373062	38815	3656	202	15	-90
TAL-787C	372814	38254	3562	252	15	-90
TAL-788C	372869	37875	3540	201	15	-90
TAL-789C	372911	37770	3535	202	15	-90
TAL-790C	373004	37792	3526	202	15	-90
TAL-791C	372877	38309	3570	252	15	-90
TAL-792C	372729	38328	3561	252	15	-90
TAL-793C	372673	38235	3545	302	15	-90
TAL-794C	372669	38234	3545	469	245	-60

Page | 102